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06011475

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nordea

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4184

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/8/06

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 22 February 2006

AR/S 12-31-05

Year-end Report 2005

Record result in 2005

- **Operating profit increased by 25% on a comparable basis* to EUR 3,048m**
- **Total income increased by 7% to EUR 6,573m (EUR 6,127m in 2004) – Net interest income up 5%**
- **Total expenses unchanged at EUR 3,668m (EUR 3,655m)**
- **Cost/income ratio continued down to 56% (60%)**
- **Positive net loan losses of EUR 137m**
- **Net profit at EUR 2,269m (EUR 2,078m), up 28%***
- **Earnings per share EUR 0.86 (EUR 0.74), up 34%***
- **Return on equity 18.0% compared to 14.5%***
- **Dividend of EUR 0.35 per share proposed (EUR 0.28)**

* excluding real-estate gain of EUR 300m in 2004

....supported by strong development also in the fourth quarter

- **Operating profit EUR 748m (EUR 677m in the fourth quarter 2004)**
- **Total income EUR 1,696m (EUR 1,646m)**
- **Total expenses EUR 956m (EUR 979m)**
- **Positive loan losses for the seventh consecutive quarter**
- **Net profit EUR 506m (EUR 476m)**

"2005 was the best year so far n Nordea's hrstory reflectn g record results n all busn ess areas. 2005 brought very stro g evrde ce of Nordea's n creased sales performa ce a d substa tnalpote tral to grow busn ess wnthexrstn g customers.

Operatn g profrt was up 25% o a comparable basnsa d retur o equntywas up to 18%. Fuelled by stro g orga ncgrowth, total n come was up 7% despnteco tn ued margn pressure. Costs were u cha ged n a e vnro me t of srg rfnca tly hngher actnvntylevel a d busn ess volumes. Reversal of loa losses exceeded ew provnsno s reflectn g the healthy busn ess clnmate a d our prude t rrsk ma ageme t.

Wnthco tn uous nmproveme ts a d stro g customer focus as the man drrvers we have rarsed productnvntya d bee able to capture growth opportu ntres reachn ga retur o equnty level ahead of the fn a cral targets set n 2004.

Gon g forward we wrll co tn ue to capture profrtable reve ue growth whrle man tan n g strrct cost a d rrsk ma ageme t. I feel co frde t that thrs approach wrll prove successful n reapn gthe full be efrts of the srze, scale a d scope of Nordea a d n realnsn gour n creased ambnto s." says Lars G Nordström, Presnde t a d Group CEO of Nordea.

Income statement

EURm	Jan-Dec 2005	Jan-Dec 2004	Change %	Q4 2005	Q3 2005	Change %	Q4 2004	Change %
Net interest income	**3,663**	3,495	5	**933**	920	1	920	1
Net fee and commission income	**1,935**	1,794	8	**529**	469	13	467	13
Net gains/losses on items at fair value	**615**	535	15	**147**	139	6	179	-18
Equity method	**67**	55	22	**21**	11	91	15	40
Other income	**293**	248	18	**66**	62	6	65	2
Total operating income	**6,573**	**6,127**	**7**	**1,696**	**1,601**	**6**	**1,646**	**3**
General administrative expenses:								
Staff costs	**-2,082**	-2,021	3	**-532**	-520	2	-523	2
Other expenses	**-1,455**	-1,466	-1	**-393**	-345	14	-413	-5
Depreciation of tangible and intangible assets	**-131**	-168	-22	**-31**	-31	0	-43	-28
Total operating expenses	**-3,668**	**-3,655**	**0**	**-956**	**-896**	**7**	**-979**	**-2**
Loan losses	**137**	-27		**7**	23		10	
Disposals of tangible and intangible assets	**6**	300		**1**	0		0	
Operating profit	**3,048**	**2,745**	**11**	**748**	**728**	**3**	**677**	**10**
Income tax expense	**-779**	-667	17	**-242**	-165	47	-201	20
Net profit	**2,269**	**2,078**	**9**	**506**	**563**	**-10**	**476**	**6**

Balance sheet

EURbn	31 Dec 2005	31 Dec 2004	31 Dec 2005	30 Sep 2005	31 Dec 2004
Treasury bills and other interest-bearing securities	**43.4**	38.4	**43.4**	52.5	38.4
Loans and receivables to credit institutions	**31.6**	24.8	**31.6**	24.5	24.8
Loans and receivables to the public	**188.5**	161.1	**188.5**	182.1	161.1
Derivatives	**28.9**	26.4	**28.9**	32.3	26.4
Other assets	**33.1**	29.4	**33.1**	28.8	29.4
Total assets	**325.5**	**280.1**	**325.5**	**320.2**	**280.1**
Deposits by credit institutions	**29.8**	30.2	**29.8**	36.2	30.2
Deposits and borrowings from the public	**115.6**	104.7	**115.6**	108.0	104.7
Liabilities to policyholders	**26.8**	23.5	**26.8**	25.9	23.5
Debt securities in issue	**82.6**	59.6	**82.6**	73.7	59.6
Derivatives	**28.6**	26.7	**28.6**	31.7	26.7
Subordinated liabilities	**7.8**	5.8	**7.8**	8.3	5.8
Other liabilities and minority interests	**21.4**	16.9	**21.4**	23.5	16.9
Core equity[1]	**12.9**	12.7	**12.9**	12.9	12.7
Total liabilities and equity	**325.5**	**280.1**	**325.5**	**320.2**	**280.1**

Ratios and key figures

Earnings per share (EPS), EUR	**0.86**	0.74	**0.20**	0.21	0.17
EPS, rolling 12 months up to period end	**0.86**	0.74	**0.86**	0.83	0.74
Share price, EUR	**8.79**	7.43	**8.79**	8.31	7.43
Total shareholders' return, %	**27.5**	29.8	**6.5**	9.2	12.6
Core equity per share[1,2], EUR	**4.98**	4.63	**4.98**	4.87	4.63
Shares outstanding[2], million	**2,592**	2,735	**2,592**	2,639	2,735
Return on equity, %	**18.0**	16.9	**15.6**	17.9	15.1
Assets under management, EURbn	**151**	131	**151**	147	131
Cost/income ratio, %	**56**	60	**56**	56	59
Tier 1 capital ratio, %	**6.8**	7.3	**6.8**	7.0	7.3
Total capital ratio, %	**9.2**	9.5	**9.2**	9.9	9.5
Risk-weighted assets, EURbn	**169**	145	**169**	162	145
Number of employees (full-time equivalents)	**28,925**	28,929	**28,925**	28,730	28,929

[1] Core equity is equity excluding minority interests and revaluation reserves.

[2] See footnotes to Movements in equity on page 27.

The Group

Result summary full year 2005

Nordea reports a record result for 2005 reflecting the best year ever in all Business Areas. Operating profit was EUR 3,048m, an increase of 25% when excluding the real estate gain last year, supported by strong growth in business volumes in all areas. Total income increased by 7% and expenses were flat. Loan losses were positive in all four quarters and the credit portfolio is considered to be of a good overall quality.

Income

The focus on income growth intensified in 2005 with both hiring of specialists and new product launches to further strengthen Nordea's market position. Nordea increased its market shares particularly in the mortgage markets in Denmark and Norway as well as in some of the Baltic countries. In Sweden, market shares within new sales in Life, a focus growth area, improved significantly in the last quarter. Within the area of private life-and pension insurance, the market share of new sales increased from 2.6% in 2004 to 7.9% in 2005.

Total income increased by 7% to EUR 6,573m. Net interest income grew by 5% to EUR 3,663m as volume growth outweighed the pressure on margins. Total lending to the public increased by 17% to EUR 188bn. Strong competition in all segments put pressure on lending margins.

Net interest income in Retail Banking increased by 5% supported by growth in lending to small and medium-sized enterprises (SMEs), structured finance, deposits and consumer lending.

In Corporate and Institutional Banking, net interest income increased by 5% following growth in lending in the shipping division as well as in Poland and the Baltic countries. Nordea's lending in these markets increased 37%.

Deposits increased by 10% to EUR 116bn. Lower interest rates had a negative impact on deposit margins in the Swedish market, whereas in Norway, deposit margins stabilised following increasing short-term rates in the second half of the year.

Assets under management increased by 15% to EUR 151bn and income in Asset Management increased by 15%.

Strong focus has been devoted to developing Nordic Private Banking services resulting in a significant inflow of new customers. The inflow of customers has been supported by the introduction of a unified Nordic Private Banking offering for affluent customers, now marketed in all Nordic countries. A unified Nordic offering is also being developed for Nordea's high-net-worth customers.

For the second consecutive year Nordea was nominated best Nordic Private Bank by Euromoney.

Growth in business volumes contributed to a strong development of net commission income, which increased by 8% to EUR 1,935m. A strong improvement is noted for capital markets-related commissions. Asset management related commissions are up 13% following growth in assets under management and several product launches. Also other equity-related commissions developed strongly, commissions from brokerage were up 29% and from custody services 11%. Commissions on loans increased by 27% to EUR 335m reflecting the lending growth particularly within Retail Banking, re-mortgaging activity in Denmark as well as revenues from loan syndications within CIB. Commissions from payments were stable at EUR 709m reflecting increased card payments whereas commissions from manual transactions and giro payments decreased. Other commission income, increased by 35% to EUR 202m. This includes revenues from acquisition-finance activities which increased during the year.

Net gains/losses on items at fair value were up by 15% to EUR 615m reflecting strong results in Markets in most product areas including foreign exchange, fixed income and structured products. In addition, Life contributed to the improved income.

Other income increased by 18% to EUR 293m and includes the additional income of EUR 40m from the sale of the general insurance business in 2002 that was recognised in the first quarter 2005.

Expenses

Total expenses were unchanged at EUR 3,668m. Nordea's flat-cost target excludes depreciation of operational leasing and expenses in the Life business. Excluding these items, total expenses were EUR 3,494m compared to EUR 3,502m in 2004. Nordea has achieved the flat-cost target for the third consecutive year despite a significant increase in business volumes. Compared to the cost level in 2002, costs were, in nominal terms, 6% lower in 2005.

Staff costs increased by 3% to EUR 2,082m. The number of FTEs was unchanged at the end of 2005 compared to year-end 2004 despite the additional 75 FTEs added through the acquisition of the life business in Poland. General wage increases as well as higher variable salaries contributed to the rise in staff costs. In addition, the provision for profit sharing was EUR 65m compared to EUR 60m last year.

Other expenses were EUR 1,455m, down 1% compared to last year. The increase in business volumes has resulted in an increase in operational costs such as IT costs, but also these costs were absorbed within the flat-cost target.

Depreciations decreased by 22% to EUR 131m. Nordea's sourcing strategy in respect of real estate as well as IT resulted in lower depreciation.

The cost/income ratio continued down and was reduced to 56% compared to 60% in 2004.

Loan losses
Loan losses were positive at EUR 137m including the recovery of EUR 98m from the sale of Pan Fish shares in the second quarter.

Taxes
The effective tax rate for the year was reduced, mainly as a result of a revaluation of the deferred tax asset in Finland during the year. Such revaluation reduced Nordea's tax cost by approx. EUR 145m in 2005. Nordea's tax assets, and hence recognition of deferred taxes going forward, are subject to a continuous evaluation and depends mainly on Nordea's ability to utilise the loss carry-forward in Finland. Nominally, the unrecognised tax assets amount to approx. EUR 700m. The time limit for utilising the main part of the unrecognised tax assets expires in 2013.

The effective tax rate for 2005 was approx. 26%.

Net profit
Excluding the real-estate gain last year, net profit increased by 28%. Reported net profit increased by 9% to EUR 2,269m corresponding to a return on equity of 18.0% compared to 14.5% last year, when excluding the real-estate gain. Earnings per share increased by 16% to EUR 0.86. When excluding the real-estate gain, earnings per share increased by 34%.

Development in the fourth quarter 2005

The fourth quarter result was also strong with growth in net interest income, a significant increase in net commissions, and increased net gains/losses on items at fair value. Operating profit increased by 3% compared to the third quarter to EUR 748m. Compared with the fourth quarter last year operating profit increased by 10%.

Income
Total income increased by 6% to EUR 1,696m compared to the third quarter. Total lending increased by 4% to EUR 188bn. Net interest income increased by 1% to EUR 933m. Lending growth continued in Retail Banking as mortgage lending to personal customers increased by 3% to EUR 65bn and lending to SMEs by 3% to EUR 70bn.

Deposits increased by 7% to EUR 116bn mainly through an increase in corporate deposits.

Net commission income increased by as much as 13% to EUR 529m. Commissions from investment products increased by 16% to EUR 198m reflecting increased assets under management as a result of strong financial markets and successful product launches. An increase in commission income is also reported for lending, corporate finance, structural products and custody services. Commissions from payments were stable at EUR 179m.

Net gains/losses on items at fair value were up by 6% to EUR 147m from the third quarter reflecting positive development in Markets and Life but lower investment return in Group Treasury.

The income from Equity method almost doubled to EUR 21m mainly reflecting increased contribution from International Moscow Bank where Nordea owns 26.4%.

Expenses
Total expenses increased by 7% to EUR 956m compared to the third quarter. The increase is explained by a higher activity level in general during the quarter as well as higher variable salaries and a reservation for profit-sharing.

Staff costs increased by 2% to EUR 532m. The number of FTEs increased by approx. 195 during the last quarter of which 75 come from the acquisition of Sampo's Life business in Poland. Variable salaries increased somewhat compared to the third quarter. In addition, EUR 20m was reserved for Nordea's profit-sharing programmes to all employees, an increase of EUR 5m compared to previous quarters.

Other expenses increased by 14% to EUR 393m following higher costs mainly within marketing, IT and consultants.

Loan losses
Loan losses were positive at EUR 7m, as reversals exceeded new provisions. Overall credit quality remains strong in all markets.

Taxes
The tax expense and the effective tax rate increased somewhat in the fourth quarter. The increase reflects expenses related to taxation of derivatives based on a ruling by the Norwegian Tax Administration of EUR 67m. However, a revaluation of the deferred tax asset in Finland in the fourth quarter led to a reduction in the tax expense of EUR 45m. Nordea aims to reclaim the amount related to taxation of derivatives based on expected new legislation and related transitional rules, as well as a pending court case.

Net profit
Net profit was EUR 506m corresponding to EUR 0.20 per share and return on equity of 15.6%.

Credit portfolio

At the end of the fourth quarter, net impaired loans amounted to EUR 339m representing 0.2% of total lending. This is a reduction by 27% compared to the end of the third quarter.

The share of personal customer lending was 45%. Within personal customer lending, mortgage loans accounted for 76%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 26bn, representing 14% of the total lending portfolio.

Capital position

Following the strong lending growth, risk-weighted assets (RWA) increased by 4% during the quarter to EUR 169bn. The Tier 1 capital ratio was 6.8%, also affected by the execution of the repurchase programme in the fourth quarter which reduced the Tier 1 ratio by approx. 0.2 percentage points. During the fourth quarter Nordea raised hybrid capital in Yen corresponding to EUR 73m. The total capital ratio was 9.2%.

The "Capital Requirements Directive" was approved in October 2005 by EU and national capital adequacy legislation and consultative documents are being developed by the national supervisory authorities. During 2005 Nordea has submitted an application to the national supervisory authorities to use the Internal Ratings Based Foundation Approach for the corporate and institution portfolio starting 2007, moving gradually to Advanced Approach for all material portfolios. The standardised approach will be applied for operational risk.

The expected benefit for Nordea is a substantial reduction of risk-weighted assets, which will increase the Group's flexibility to manage its equity in a more efficient way.

Nordea upgraded by Standard & Poor's

On 29 November Standard and Poor's raised its counterparty credit rating on Nordea Bank AB from A+/A-1 to AA-/A-1+.

Nordea share

In 2005 the share price of Nordea appreciated by 23.1% on the Stockholm Stock Exchange from SEK 67 on 30 December 2004 to SEK 82.50 on 30 December 2005. Total shareholder return was 27.5% in 2005.

Repurchase of own shares

In total, Nordea repurchased 141 million shares in 2005, of which 29 million were cancelled at the AGM in April 2005.

In the fourth quarter, Nordea completed the repurchase of own shares in relation to the decision by the Board of Directors on 26 October 2005. A total of 50 million shares, or approx. 2% of the total shares in the company, were repurchased. Together with previous repurchased shares Nordea now holds 112 million repurchased shares. The Board of Directors will propose to the AGM on 5 April 2006 to reduce the share capital through cancellation of the repurchased shares.

New mandate to repurchase own shares

In order to be able to distribute excess capital to the shareholders, the Board of Directors will propose to the AGM a 5% authorisation to repurchase own shares on a stock exchange where the company's shares are listed, or by means of an acquisition offer directed to all shareholders.

Dividend

The Board of Directors will propose to the AGM a dividend of EUR 0.35 per share, corresponding to a payout ratio of 40% of net profit. This represents an increase of 25%, or EUR 0.07 per share.

The proposed record date for the dividend is 10 April 2006, and dividend payments will be made on 19 April. The ex-dividend date for the Nordea share is 6 April.

Profit sharing and management incentive

In 2005, a total of EUR 65m was provided for under Nordea's profit-sharing schemes. Of this, EUR 60m was provided for under the ordinary profit-sharing scheme for all employees, corresponding to an expected payout of approx. 80% of the maximum amount. EUR 5m was provided for under the executive incentive programme comprising some 350 managers.

In 2006 Nordea's Board of Directors has decided to increase the threshold in the existing profit-sharing programmes to support the increased ambition level. The performance criteria still reflect internal goals as well as benchmarking with competitors.

In 2006, employees can receive a maximum of EUR 2,900, of which EUR 2,100 is based on a pre-determined level of return on equity, and an additional EUR 800 based on Nordea's relative performance compared to a Nordic peer group as measured by return on equity. If all performance criteria are met, the cost of the programme will amount to a maximum of EUR 84m.

The executive incentive programme comprises some 350 managers in Nordea. The three performance criteria are Economic Profit, percentage change in total income less percentage change in total expenses, and change in total expenses 2006. Managers can receive up to a maximum of 12% of one year's basic salary if all performance criteria are met. Pay-out from the profit sharing programme is however deducted. The maximum cost of the programme will amount to EUR 6m.

None of the programmes are based on the value of the Nordea share and both programmes are capped.

Nordea strengthens advisory services to increase growth

To take advantage of the growth potential in the Swedish personal and corporate banking market, Nordea will over a two-year period increase the number of financial advisers by some 500, a 25% increase in advisory resources in Sweden. Recruiting will be both internal and external.

Lean bank

In 2005, Nordea started a so-called lean bank strategic initiative. Lean will provide benefits to Nordea's customers, shareholders and employees, as it through productivity increases will enable cost reductions and more time and quality invested in customer service. It looks at a complete end-to-end process of providing a service and enhances what gives value to the customer and takes away what does not.

Nordea's Life business

Nordea has invested in its Life business in line with the communicated growth strategy. In June, Nordea signed an agreement to purchase Sampo's Polish life and pension companies to further enhance Nordea's platform for continued profitable growth in the Polish market. The purchase price amounted to EUR 95m and the company was consolidated into Nordea's accounts 31 December. Through the acquisitions, Nordea added close to 600,000 customers in Poland.

The Swedish life insurance company Nordea Liv I was demutualised and will be consolidated from 1 January 2006. Nordea Life Holding A/S has added SEK 1,020m in capital to the new demutualised Nordea Liv I, in line with what was communicated 18 months ago. The capital injection was fully financed by Nordea Life Holding A/S and had a negligible effect on Nordea's capital ratio.

AGM

The Annual General Meeting of shareholders will be held on Wednesday 5 April 2006 in Aula Magna, Stockholm University at 10.00 am (CET) with the possibility to participate through telecommunication, in Helsinki at 11.00 am Finnish time in the Finlandia Hall and in Copenhagen at 10.00 am (CET) in Bella Center.

Outlook

The economic outlook for 2006 indicates a continued strong growth in GDP in Nordea's home markets as well as in private consumption and investments. On the back of this, Nordea's strong market position as well as the business activity among Nordea's clients, a strong volume growth is expected also in 2006. Continued margin pressure implies that income growth will be lower than the volume growth also in 2006.

During the last three years Nordea's cost base has been reduced by 6%. A strict cost management culture has been established in the Group. When the extended flat-cost target for the period 2005-2007 was communicated at the Capital Markets Day in November 2004, a gap between income and cost growth of approx 4% was implicit in the targets. In 2005 revenues increased by 7% and costs were unchanged.

For 2006, Nordea expects to achieve a gap between growth in income and costs of at least 5 percentage points. Costs are expected to be largely unchanged.

Credit quality remains strong, evidenced by seven consecutive quarters with net reversals. Based on the solid economic forecasts, as well as estimates in internal credit rating models, loan losses are expected to remain low in 2006.

Quarterly Development

EURm	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Net interest income	933	920	913	897	920	3,663	3,495
Net fee and commission income (note 1)	529	469	484	453	467	1,935	1,794
Net gains/losses on items at fair value	147	139	214	115	179	615	535
Equity method	21	11	22	13	15	67	55
Other income	66	62	61	104	65	293	248
Total operating income	**1,696**	**1,601**	**1,694**	**1,582**	**1,646**	**6,573**	**6,127**
General administrative expenses (note 2):							
Staff costs	-532	-520	-515	-515	-523	-2,082	-2,021
Other expenses	-393	-345	-364	-353	-413	-1,455	-1,466
Depreciation of tangible and intangible assets	-31	-31	-35	-34	-43	-131	-168
Total operating expenses	**-956**	**-896**	**-914**	**-902**	**-979**	**-3,668**	**-3,655**
Loan losses	7	23	101	6	10	137	-27
Disposals of tangible and intangible assets	1	0	3	2	0	6	300
Operating profit	**748**	**728**	**884**	**688**	**677**	**3,048**	**2,745**
Income tax expense	-242	-165	-179	-193	-201	-779	-667
Net profit	**506**	**563**	**705**	**495**	**476**	**2,269**	**2,078**
Earnings per share (EPS)	0.20	0.21	0.27	0.18	0.17	0.86	0.74
EPS, rolling 12 months up to period end	0.86	0.83	0.78	0.76	0.74	0.86	0.74

Note 1 Net fee and commission income, EURm	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Loans and receivables	94	83	87	71	66	335	264
Guarantees and documentary payments	24	18	18	17	25	77	106
Life insurance	48	49	44	57	47	198	170
Investment products / services	198	170	166	163	169	697	619
Deposits, payments and e-services	179	181	178	171	184	709	717
Brokerage	74	64	69	57	49	264	205
Other commission income	55	50	57	40	42	202	150
Fee and commission income	**672**	**615**	**619**	**576**	**582**	**2,482**	**2,231**
Life insurance	-24	-21	-23	-23	-20	-91	-59
Payments and e-services	-44	-40	-41	-37	-44	-162	-167
Other commission expenses	-75	-85	-71	-63	-51	-294	-211
Fee and commission expenses	**-143**	**-146**	**-135**	**-123**	**-115**	**-547**	**-437**
Net fee and commission income	**529**	**469**	**484**	**453**	**467**	**1,935**	**1,794**

Note 2 General administrative expenses, EURm	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Staff[1]	512	505	500	500	508	2,017	1,961
Profit sharing	20	15	15	15	15	65	60
Information technology[2]	133	112	124	116	120	485	459
Marketing	33	21	24	22	40	100	96
Postage, telephone and office expenses	48	49	50	52	54	199	207
Rents, premises and real estate expenses	82	87	84	84	95	337	346
Other	97	76	82	79	104	334	358
Total	**925**	**865**	**879**	**868**	**936**	**3,537**	**3,487**

[1] Variable salaries were EUR 45m in Q4 2005 (Q3 2005: EUR 35m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q4 2005, including staff etc, but excluding IT expenses in the Life operations, were EUR 155m (Q3 2005: EUR 154m).

EURm	Retail Banking		Corporate and Institutional Banking		Asset Mgmt		Total		Change	Life Insurance		Group Treasury		Group Functions and Eliminations		Nordea Group		Change
Customer responsible units	2005	2004	2005	2004	2005	2004	2005	2004	%	2005	2004	2005	2004	2005	2004	2005	2004	%
Net interest income	3,051	2,914	426	404	40	36	3,517	3,354	5	0	0	110	97	36	44	3,663	3,495	5
Net fee and commission income	1,301	1,191	348	332	286	255	1,935	1,778	9	43	58	-6	-7	-37	-35	1,935	1,794	8
Net gains/losses on items at fair value	225	185	284	224	20	16	529	425	24	91	45	1	31	-6	34	615	535	15
Equity method	26	27	21	19	0	0	47	46	2	0	0	7	0	13	9	67	55	22
Other income	72	71	15	18	12	9	99	98	1	150	142	25	22	19	-14	293	248	18
Total operating income	**4,675**	**4,388**	**1,094**	**997**	**358**	**316**	**6,127**	**5,701**	**7**	**284**	**245**	**137**	**143**	**25**	**38**	**6,573**	**6,127**	**7**
of which allocations	*763*	*615*	*-396*	*-290*	*-276*	*-233*	*91*	*92*		*-94*	*-90*	*0*	*0*	*3*	*-2*	*0*	*0*	
Staff costs	-1,050	-1,057	-322	-294	-111	-94	-1,483	-1,445	3	-73	-64	-15	-14	-511	-498	-2,082	-2,021	3
Other expenses	-1,469	-1,443	-238	-268	-85	-96	-1,792	-1,807	-1	-61	-49	-30	-35	428	425	-1,455	-1,466	-1
Depreciations of tangible and intangible assets	-59	-45	-11	-11	-2	-2	-72	-58	24	-4	-3	0	0	-55	-107	-131	-168	-22
Total operating expenses	**-2,578**	**-2,545**	**-571**	**-573**	**-198**	**-192**	**-3,347**	**-3,310**	**1**	**-138**	**-116**	**-45**	**-49**	**-138**	**-180**	**-3,668**	**-3,655**	**0**
of which allocations	*-1,091*	*-894*	*-151*	*-193*	*19*	*15*	*-1,223*	*-1,072*		*0*	*0*	*-15*	*-14*	*1,238*	*1,086*	*0*	*0*	
Loan losses	97	18	40	51	0	0	137	69	-	0	0	0	0	0	-96	137	-27	-
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	-	0	0	0	0	6	300	6	300	-
Operating profit	**2,194**	**1,861**	**563**	**475**	**160**	**124**	**2,917**	**2,460**	**19**	**146**	**129**	**92**	**94**	**-107**	**62**	**3,048**	**2,745**	**11**
Balance sheet, EURbn																		
Loans and receivables to the public	152	130	32	27	2	2	186	159	17	1	0	0	0	1	2	188	161	17
Other assets	24	29	75	60	2	3	101	92	10	29	26	11	17	-3	-16	138	119	16
Total assets	**176**	**159**	**107**	**87**	**4**	**5**	**287**	**251**	**14**	**30**	**26**	**11**	**17**	**-2**	**-14**	**326**	**280**	**16**
Deposits and borrowings from the public	80	74	27	25	3	4	110	103	7	0	0	3	0	3	2	116	105	10
Other liabilities	90	80	78	60	1	1	169	141	20	29	25	8	17	-9	-20	197	162	22
Total liabilities	170	154	105	85	4	5	279	244	14	29	25	11	17	-6	-18	313	267	17
Economic capital/equity	6	5	2	2	0	0	8	7	14	1	1	0	0	4	5	13	13	0
Total liabilities and allocated equity	**176**	**159**	**107**	**87**	**4**	**5**	**287**	**251**	**14**	**30**	**26**	**11**	**17**	**-2**	**-14**	**326**	**280**	**16**
Other segment items																		
Capital expenditure, EURm	17	10	1	1	3	2	21	13		0	0	0	0	109	123	130	136	
Product result					**305**	**234**				**221**	**206**							

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters 2005 has been adjusted.

Retail Banking

- **Operating profit increased by 18% in 2005**
- **Total income growth amounted to 7%**
- **Double-digit growth in volumes**
- **Successful strategic initiatives mark improved change and implementation capability**

Within Retail Banking, Nordea services 9 million personal customers and 900,000 corporate customers. The business is conducted through 11 Regional Banks operating on the four Nordic markets. Products as well as support to the business come mainly from the Segments & Products unit. Implementation of the common Retail Operating Model in the four markets was largely completed during 2005.

Business development

The strong growth in volumes continued throughout 2005. Several product areas including mortgages, savings, credit cards, corporate loans noted double-digit growth. The expanding Nordic Private Banking platform, the focused Corporate Service Units as well as the increased number of specialists combined with personal and corporate bankers in the branches have been the key elements in capturing the business opportunities in the Nordic markets, resulting in a 7% increase in total income. The number of core customers increased by 7% during the year.

Year-on-year growth in SME lending increased by 15%. The growth was driven among others by structured financing. Setting up competence centres on each market with a clear relationship management model further enhanced Nordea's service and promoted growth in this area. SME deposits were up 10% in 2005. Margins on lending continued to be pressured, but the volume growth more than compensated the impact on income.

Mortgage lending increased by 15% in 2005. Margins continued to decrease in all markets except Denmark. In Sweden, volume increases largely outweighed margin pressure. The drop in net interest income in the last quarter is mainly explained by negative currency effects.

Growth in the Savings and Wealth Management area was strong, especially with mutual funds and index-linked bonds. The new Private Banking Operating Model and the roll-out of the Financial Planning Tool reinforced the customer-focused approach.

Trading income from Markets' products was one of the primary sources of income growth in 2005 following the proactive customer advisory and efforts to make the solutions increasingly familiar for SMEs.

Cards and consumer credits were given special focus in 2005 and the work will continue over to 2006 to realise the growth opportunities. Increased sales efforts and new product launches resulted in the increase of 16% in the stock of cards in 2005 and revenues from cards increased by 11% to EUR 187m. Going forward, full utilisation of the multi-channel approach and a range of marketing activities will be used to further gear up the sales.

Cost management culture was maintained through consistent process improvement initiatives, so-called Lean-projects. These projects will take full effect over the medium-term. Resources will be freed up and partly allocated to sales by first making the processes lean, secondly enabling the straight-through processing in customer interaction and finally using one common IT-system for each process across Regional Banks.

Sweden is the largest single market in the Nordic region and represents an untapped growth potential for Nordea. 40% of Nordea's customer base is in Sweden, being serviced by only 25% of Nordea branches and personnel. To tap this potential, Nordea will over a two-year period extend its branch network and recruit 500 new advisers in Sweden.

Retail Banking is focusing on increasing the number of customer facing staff. This to increase customer focus, advisory capacity and to capture profitable revenue growth opportunities. A combination of freeing up time in back- and middle-office processes, reallocating and training staff as well as external recruitments is applied. The age structure within Retail Banking will result in an increasing number of retirement in the upcoming years. Around 20% of the employees in Retail Banking are 55 year old or more. In forming the future competence mix this development is taken into account.

Result

In 2005, income in Retail Banking increased by 7% to EUR 4,675m. Net interest income increased by 5% to EUR 3,051m. Strong volume growth offset the pressure on margins. Lending margins were down year-on-year reflecting strong competition in all segments. The strongest margin pressure was seen in mortgage loans to personal customers in Finland and Sweden.

Net commission income increased by 9% to EUR 1,301m with strong growth in commissions on loans and investment products. This is partly driven by the strong net inflow to Private Banking activities as a result of the combined efforts by Retail Banking and Asset Management & Life.

Net gains/losses increased by 22% to EUR 225m reflecting the successful roll-out of Markets' products to SME clients.

Total expenses increased by 1% to EUR 2,578m. Staff costs were reduced by 1% to EUR 1,050m.
Loan losses were positive at EUR 97m, reflecting the sale of Pan Fish in Norway resulting in a total gain of EUR 98m.

Operating profit increased by 18% to EUR 2,194m. Return on economic capital was 29% (27%).

The cost/income ratio was 55% (58%).

Development in the fourth quarter 2005

Compared to the third quarter 2005, net interest income increased by 1% to EUR 783m. The strong volume growth was partly offset by margin declines. Increases in deposit volumes had a positive impact on net interest income. The lower reported average margin within consumer lending is mainly a mix-effect due to the strong growth in home equity products.

Net commission income was up 7% to EUR 353m and the growth in commissions from loans, investment funds and brokerage continued. Total income increased by 4% to EUR 1,232m. Compared to the fourth quarter last year, total income increased by 6%

Total expenses were up by 7% to EUR 675m, mainly due to higher activity in general during the quarter. Compared to the fourth quarter last year expenses increased by 2%.

Loan losses showed net reversals of EUR 13m.

The operating profit was largely unchanged at EUR 570m. Return on economic capital was 30% (28%).

The cost/income ratio was 55% (53%).

Focus in 2006

Organic growth, especially in areas where Nordea currently has an untapped potential, will be the main focus for 2006, including the expansion of the number of outlets and the customer-facing staff in Sweden. This includes further strengthening of the market position within cards and consumer credits, housing and savings products. Nordea will continue to maintain focus on time to market of new products and solutions. The SME offering will be further improved by product development in areas such as structured solutions and cash management. Lean-bank initiatives will be in focus also in 2006.

Retail Banking operating profit by main area

EURm	Total Q4 2005	Total Q4 2004	Regional banks in Denmark Q4 2005	Regional banks in Denmark Q4 2004	Regional banks in Finland Q4 2005	Regional banks in Finland Q4 2004	Regional banks in Norway Q4 2005	Regional banks in Norway Q4 2004	Regional banks in Sweden Q4 2005	Regional banks in Sweden Q4 2004	Nordic Functions Q4 2005	Nordic Functions Q4 2004
Net interest income	783	760	222	210	209	201	128	121	211	212	13	16
Net fee and commission income	353	312	102	85	94	89	31	22	125	126	1	-10
Net gains/losses on items at fair value	65	49	20	12	11	9	17	12	22	17	-5	-1
Equity method	8	16	8	4	0	0	0	0	0	0	0	12
Other operating income	23	22	2	4	10	7	4	5	3	3	4	3
Total income incl. allocations	**1,232**	**1,159**	**354**	**315**	**324**	**306**	**180**	**160**	**361**	**358**	**13**	**20**
Staff costs	-274	-274	-90	-89	-73	-72	-42	-39	-66	-70	-3	-4
Other expenses	-383	-380	-81	-78	-87	-89	-60	-57	-155	-153	0	-3
Depreciations etc.	-18	-10	-1	-3	0	0	-3	-2	-2	-2	-12	-3
Expenses incl. allocations	**-675**	**-664**	**-172**	**-170**	**-160**	**-161**	**-105**	**-98**	**-223**	**-225**	**-15**	**-10**
Loan losses	13	23	3	17	12	1	37	-1	-13	8	-26	-2
Operating profit	**570**	**518**	**185**	**162**	**176**	**146**	**112**	**61**	**125**	**141**	**-28**	**8**
Cost/income ratio, %	55%	57%	49%	54%	49%	53%	58%	61%	62%	63%		
Return on economic capital, %	30%	30%	31%	30%	38%	36%	33%	22%	23%	29%		
Other information, EURbn												
Lending	152.0	130.4	45.1	37.1	35.6	31.0	25.2	20.2	46.1	42.1		
Deposits	80.4	74.4	20.3	18.3	24.8	23.7	12.9	10.6	22.4	21.8		
Economic capital	5.5	4.9	1.7	1.6	1.3	1.2	1.0	0.8	1.5	1.4		

Retail Banking margins

Lending margins, %	Q4 2005	Q3 2005	Q4 2004	Deposit margins, %	Q4 2005	Q3 2005	Q4 2004
To corporates	1.04%	1.06%	1.13%	From corporates	0.85%	0.83%	0.92%
To households				From households	1.63%	1.67%	1.58%
- Mortgage	0.75%	0.80%	0.90%				
- Consumer	3.45%	3.59%	4.10%				

Retail Banking key figures per quarter

EURm	**Full year 2005**	**Q4 2005**	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Total operating income	**4,675**	**1,232**	1,183	1,149	1,111	1,159
Total operating expenses	**-2,578**	**-675**	-629	-637	-637	-663
Loan losses	**97**	**13**	21	72	-9	23
Operating profit	**2,194**	**570**	**575**	**584**	**465**	**519**
Return on economic capital, %	**29**	**30**	30	31	27	30
Cost/income ratio, %	**55**	**55**	53	55	57	58
Customer base: households, million	**9.1**	**9.1**	9.1	9.1	9.3	9.3
corporate customers, million	**0.9**	**0.9**	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	**17,373**	**17,373**	17,266	17,278	17,230	17,286

Corporate and Institutional Banking

- **Operating profit up 19% compared to last year**
- **Income up by 10% while costs stayed flat**
- **High customer activity in Q4**

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers and to retail corporate customers. The business area has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Business development

Corporate Banking Division experienced a strong fourth quarter. The steady daily business flow was further complemented by many large deals related to especially merger and acquisition activities. In addition, a number of deals related to the more expansive strategy within both Pulp & Paper and Telecom were recorded.

Activity in the Financial Institutions Division increased in the fourth quarter. The focused relationship strategy towards financial institutions continues to produce results across major product areas. Nordea's new operating model for global custody services together with The Bank of New York has been well received by customers and resulted in two significant mandates during the fourth quarter for the 7th AP Fund in Sweden and Gjensidige Forsikring in Norway. Nordea's total assets under custody have reached EUR 515bn, following an increase of EUR 53bn in 2005.

Business activity in Shipping, Offshore and Oil Services Division was very high in the last quarter of 2005. The demand for financing from the offshore and oil services sectors remained firm, but the quarter also saw a continuation of the strong fundamentals in the shipping markets. The number of new contracts for shipping tonnage has, however, declined in the second half of 2005, implying a general expectation of a somewhat weaker market outlook. The deal flow was again high in the fourth quarter, in contrast to the slight dip experienced in the third quarter. Dealogic, for the second consecutive year, ranked Nordea as the number one global bookrunner and mandated lead arranger of syndicated shipping loans in 2005.

In Markets Division, customer activity in the fourth quarter was strong in all major product areas.

The targeted efforts towards leveraging small and medium-sized Nordic corporates' use of structured solutions continued with good results during the quarter.

In October, Nordea was joint bookrunner on the TrygVesta IPO, the biggest IPO in Denmark in more than ten years. Nordea distributed the majority of the allocations in the Nordic region. Also in October, Nordea was joint lead manager on the Kingdom of Sweden's benchmark USD debt issue. In syndicated loans, Nordea maintained the position as the leading mandated arranger and bookrunner for Nordic corporate borrowers.

In Poland and the Baltic countries, total lending increased by 37% in 2005. Nordea increased its market shares in the fast growing housing loan markets. Mortgage lending grew by 14% during the fourth quarter while corporate loans grew by 21%. Nordea strengthened its advisory services to personal customers and the number of core customers increased by 33% during the quarter as a result of a newly launched customer programme.

Cooperation with Standard & Poor's on Equity research

The implementation of the cooperation with Standard & Poor's (S&P) on equity research is progressing. By the turn of the year S&P covered approx. 100 Nordic companies from their offices in Stockholm and London. During 2006 the cooperation will be further developed and refined. Further recruitments will be made in Stockholm and S&P will open an office in Copenhagen in the first half of 2006 to cover major Danish companies. The aim is to cover approx. 160 companies.

The investment performance of the S&P equity recommendations have outperformed the S&P Europe 350 index in 2005.

Result

In 2005, income increased by 10% to EUR 1,094m. Net interest income was up by 5% to EUR 426m reflecting the growth in lending and deposit volumes. Lending margins were somewhat lower than the previous year as a result of intense competition as well as improved customer ratings. Margins improved somewhat in the latter part of the year. Non-interest income was up by 13% to EUR 668m as a consequence of increased deal flow and the successful execution of the strategy of leveraging off-balance-sheet related income. Costs in 2005 were practically unchanged from the previous year despite increased provisions for performance-related salaries. The total number of FTEs increased by 88, due to the network expansion in Poland and the Baltic region.

Operating profit was EUR 563m, which is a 19% increase from the previous year. Return on economic capital improved to 23% (20%) and the cost/income ratio to 52% (57%).

Development in the fourth quarter 2005

Income in the fourth quarter increased by 11% to EUR 291m compared to the third quarter. The increase was driven by net interest and commission income reflecting the high customer activity in the fourth quarter. Compared to the fourth quarter 2004 total income increased by 13%. An erroneous hedge position in listed financial futures trading caused a realised loss of income of EUR 20m in the quarter. No customers have been affected.

Costs were up by 7% to EUR 147m compared to the third quarter, explained by higher provisions for performance related salaries and increased IT costs. Compared to the fourth quarter 2004 expenses were unchanged.

Loan losses remained low in the fourth quarter and amounted to EUR 6m including an increase of EUR 5m in the transfer risk provision. Operating profit for the fourth quarter totalled EUR 138m, up by 7% from the third quarter. Return on economic capital was 21% (21% in the third quarter)and the cost/income ratio was 51% (52%).

Focus in 2006

The successful focus on top-line growth in CIB will continue in 2006. CIB will continue to develop attractive product offerings. Introduction of new products and concepts and continuous strengthening of structuring capabilities within Markets are important elements to fulfill Nordea's ambition to develop the strong existing franchise and leverage on the large corporate and SME client base. CIB will further exploit growth opportunities internationally by continuing to execute the profitable organic growth strategy in Poland and the Baltics as well as expanding the scope outside the Nordic area within the pulp & paper industry.

CIB operating profit by main area

EURm	Total		Corporate Banking Division[1]		Financial Institutions Division[1]		Shipping, Offshore and Oil services Division[1]		Poland and Baltics		Other		Markets[2]	
	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004
Net interest income	110	108	45	51	10	9	35	30	18	16	2	1	14	12
Net fee and commission income	87	81	32	28	28	21	15	8	6	4	6	20	17	18
Net gains/losses on items at fair value	83	57	41	26	30	24	4	3	6	4	2	0	132	125
Equity method	6	6	6	3	0	0	0	0	0	0	0	3	0	0
Other operating income	5	5	0	2	0	1	2	2	1	1	2	-1	0	1
Total income incl. allocations	**291**	**257**	**124**	**111**	**68**	**56**	**56**	**43**	**31**	**25**	**12**	**22**	**163**	**157**
Staff costs	-86	-70	-21	-19	-4	-4	-4	-4	-8	-7	-49	-36	-43	-33
Other expenses	-58	-72	-13	-22	-34	-28	-7	-6	-9	-8	5	-8	-40	-47
Depreciations etc.	-3	-3	-1	0	0	0	0	0	-3	-3	1	0	0	0
Expenses incl. allocations	**-147**	**-145**	**-35**	**-42**	**-38**	**-32**	**-11**	**-9**	**-20**	**-18**	**-43**	**-44**	**-83**	**-80**
Loan losses	-6	17	-10	17	0	0	3	0	0	0	1	0	-4	0
Operating profit	**138**	**129**	**79**	**87**	**30**	**23**	**48**	**33**	**11**	**7**	**-30**	**-21**	**76**	**77**
Other information, EURbn														
Lending	32.4	26.6	11.1	10.8	1.7	1.4	8.5	5.9	3.3	2.4	7.8	6.1	7.9	6.1
Deposits	26.8	24.9	7.0	9.1	10.9	9.0	4.3	3.0	1.8	1.3	2.8	2.5	2.9	2.6
Economic capital	1.9	1.6	0.9	0.9	0.2	0.2	0.2	0.2	0.1	0.1	0.5	0.2	0.8	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

CIB key figures per quarter

EURm	**Full year 2005**	**Q4 2005**	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Total operating income	**1,094**	**291**	261	272	270	257
Total operating expenses	**-571**	**-147**	-136	-150	-138	-145
Loan losses	**40**	**-6**	2	29	15	17
Operating profit	**563**	**138**	**127**	**151**	**147**	**129**
Return on economic capital, %	**23**	**21**	21	24	26	24
Cost/income ratio, %	**52**	**51**	52	55	51	56
Number of employees (full-time equivalents)	**3,326**	**3,326**	3,287	3,232	3,218	3,238

Asset Management & Life

- **Product result in Asset Management up 30%**
- **Life net written premiums up 22% in 2005**
- **Life's unit-link premium income up 62%**
- **Successful launch of new products has improved income margins**
- **Nordea has the largest number 4 and 5 star-rated funds by Morningstar among peers**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

Nordea's assets under management (AuM), supported by strong equity markets, increased by EUR 20.0bn in 2005 to EUR 150.6bn. Net inflow was EUR 5.4bn.

Net inflow into Nordic retail funds was EUR 3.0bn and AuM were EUR 43.8bn end of year. A major contributing factor has been the launch of several new retail funds during 2004 and 2005 with a combined inflow of EUR 3.5bn during 2005. The retail funds Dynamic Fixed Income and Stable Return were the most successful product launches ever in the market in Denmark, Norway and Sweden.

The development of the business platform and the high activity level resulted in a strong year for Private Banking with AuM increasing by 26% to EUR 35.0bn. Net inflow accounted for EUR 3.4bn.

International Wealth Management had a net inflow of EUR 0.2bn in 2005. AuM totalled EUR 8.5bn by the end of 2005. To further strengthen the investment process the advanced Asset Allocation Investment model used within Nordic Private Banking has been implemented in Luxembourg and Switzerland.

The Luxembourg-based European Fund Distribution (EFD) experienced in 2005 a net outflow of EUR 1.0bn of which EUR 0.8bn in the fourth quarter. The outflow was primarily related to the unwinding of structured product packages managed by professional investors that are sensitive to asset allocation shifts and short term investment performance.

Gross inflow in EFD remained at last year's high level and business relationships are maintained with clients. Measures have been taken to mitigate the outflow, including the continued development and expansion of Nordea's European sales channels and product range.

Institutional asset management had a net outflow of EUR 1.1bn in 2005, with fourth quarter accounting for a net outflow of EUR 0.1bn. AuM ended at EUR 23.0bn end of 2005 up EUR 1.2bn compared to last year.

Investment performance has clearly improved compared to last year for core investment products as well as for new products. Nordea now holds the highest number of four and five star funds rated by Morningstar in the Nordic region.

Life & Pensions experienced a solid growth in all major products. Total net written premiums in 2005 were EUR 3.1bn, up 22% compared to 2004. Net inflow of funds in Life was EUR 0.8bn.

Traditional products realised a premium growth of 9% in 2005 with the biggest growth in Denmark while unit-linked products premiums were up 62% to EUR 1.0bn, especially due to the successful development of the Kapitalpension product in Sweden.

Investment return was satisfactory in 2005, with traditional products yielding an average of 9.9%, of which the new traditional products such as the Swedish PremieGaranti yielded a return of 15.2%.

Life & Pensions launched its new multi-manager funds product Choice in the fourth quarter. As a start this product is offered to unit-link customers in Finland, but will be available to all Nordic unit-link customers during the first quarter of 2006.

As part of the overall Nordea growth plan in Sweden, Life & Pensions have implemented a strategy aiming at increasing the market share in the Swedish life insurance and pensions market. The strategy comprises recruiting of sales staff for both the private and corporate segments.

Within the area of private life-and pension insurance in Sweden, market shares increased from 2.6% in 2004 to 7.9% in 2005."Kapitalpension" a product launched in 2005, accounted for more than half of new sales of life and pension products (including occupational pension plans). Nordea launched its unit-linked Kapitalpension at the end of the second quarter and achieved a market share of 11.3% within this area in 2005.

The acquisition of the fifth largest pension company in Poland within mandatory labour market pension schemes was completed in fourth quarter. The new legal and governance structure is in place, and the integration with the existing Nordea Life activities in Poland is expected to be finalised in the first half of 2006. Cross-selling of banking services is planned to start in the first half of 2006.

Result

The product result for 2005 within Asset Management increased by 30% and reached EUR 305m. In Life the product result was EUR 221m, up 7% compared to last year.

Product result in 2005 for AM&L combined was the best ever. This can partly be ascribed to the strong markets, but also to the roll-out of several new innovative and value adding investment fund and pension products that have improved the income margins.

In Asset Management, the cost/income ratio was further reduced from 58% in 2004 to a record low 52% in 2005 reflecting improved revenue margins and realisation of scale effects in production and distribution.

In Life, the positive development is related to the strong investment returns realised in Norway in 2005, the higher volumes achieved and a doubling of the risk result to EUR 24m. As a result of the strong investment returns financial buffers has increased, now reaching 7.7% of life provisions.

Development in the fourth quarter 2005

Asset Management realised a product result of EUR 96m in the fourth quarter, an increase of 25% compared to the third quarter. Compared to the fourth quarter 2004, the product result increased by 52%.

Income margin increased from 56bp to 64bp in the fourth quarter, partly explained by the successful fund launches in Denmark and Norway in fourth quarter. In addition, performance and transaction-related fees, as well as an improved asset-mix, contributed.

The cost/income ratio was improved to 48% in the fourth quarter from 51% last quarter.

The product result in Life & Pensions was EUR 56m in the fourth quarter compared to EUR 65m in the third quarter. The third quarter was positively affected by a strong profit-sharing result in Norway. Compared to the fourth quarter last year, the product result in Life increased by 14%.

Focus in 2006

In 2006, continued focus will be on product innovation and strong investment performance, both supporting net inflow growth. In Life & Pensions, Nordea has accelerated the build-up of the distribution platform in Sweden covering the establishing of a sales force directed to retail clients as well as the expansion of the corporate sales force and the development of a broker channel. This build-up will continue through 2006 and 2007.

Asset Management & Life volumes, inflow and margins

EURbn	Q4 2005	Q4 Inflow	Total Q3 2005	Q2 2005	Q1 2005	Q4 2004
Nordic Retail funds	43.8	0.3	42.7	40.9	39.3	37.2
European Fund Distribution	6.8	-0.8	7.4	7.9	7.1	6.7
Private Banking Activities						
Nordic Private Banking	35.0	1.0	33.1	31.2	29.2	27.8
International Wealth Management	8.5	0.0	8.1	7.9	7.6	7.4
Institutional clients	23.0	-0.1	22.7	22.0	22.1	21.8
Life & pensions	33.5	0.4	32.7	31.8	30.4	29.7
Total	150.6	0.8	146.7	141.7	135.8	130.6

Key figures– Asset Management activities

EURm	Full year 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Net interest income	**40**	**10**	11	10	9	9
Net fee and commission income	**562**	**162**	138	132	130	136
Net gains/losses on items at fair value	**23**	**10**	6	3	4	4
Equity method	**0**	**0**	0	0	0	0
Other income	**12**	**3**	3	3	3	2
Total income	**637**	**185**	**158**	**148**	**146**	**151**
Staff costs	**-124**	**-35**	-30	-30	-29	-29
Other expenses	**-84**	**-21**	-20	-22	-21	-29
Depreciations etc.	**-3**	**-1**	-1	-1	0	-1
Operating expenses	**-211**	**-57**	**-51**	**-53**	**-50**	**-59**
Estimated distribution expenses in Retail Banking	**-121**	**-32**	-30	-30	-29	-29
Product result	**305**	**96**	**77**	**65**	**67**	**63**
of which income within Retail Banking	***264***	***76***	*69*	*60*	*59*	*56*
Margins[1]						
Income margins (bps)	**58**	**64**	56	55	56	60
Operating expenses margin (bps)	**-19**	**-20**	-18	-20	-19	-24
Distribution expenses margin (bps)	**-11**	**-11**	-11	-11	-11	-11
Result margin (bps)	**28**	**34**	27	24	25	25
Cost/income ratio, %	**52**	**48**	51	56	54	58
Economic capital	**155**	**155**	125	113	113	156
Assets under management, EURbn	**151**	**151**	147	142	136	131
Number of employees (full-time equivalents)	**909**	**909**	880	883	850	831

[1] Annualised margins calculated using average AuM for Asset Management Activities excl. Nordic Private Banking activities. In Q4 2005 these assets were EUR 114.1bn.

Key figures– Life activities

EURm	Full year 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Profit drivers						
Traditional insurance:						
Fee contribution/profit sharing	**141**	**33**	43	35	30	24
Contribution from cost result	**0**	**-1**	0	0	1	1
Contribution from risk result	**24**	**10**	7	2	5	2
Inv. return on Shareholder's Equity	**11**	**1**	3	4	3	2
Other profits	**21**	**6**	7	5	3	15
Total Profit Traditional	**197**	**49**	60	46	42	44
Total profit Unit linked	**40**	**10**	9	11	10	9
Estimated distribution expenses in Retail Banking	**-16**	**-3**	-4	-5	-4	-4
Total Product Result	**221**	**56**	**65**	**52**	**48**	**49**
of which income within Retail Banking	***94***	***29***	*24*	*19*	*22*	*33*
Key figures						
Premiums written, net of reinsurance	**3,092**	**1,081**	577	645	789	784
of which from Traditional business	**2,059**	**607**	404	458	590	585
of which from Unit-linked business	**1,033**	**474**	174	187	198	198
Total operating expenses	**138**	**45**	33	32	28	40
Investment assets:						
Bonds	**16,357**	**16,357**	16,451	16,720	15,864	15,254
Equities	**3,782**	**3,782**	3,514	3,059	2,969	2,722
Alternative investments	**1,795**	**1,795**	1,758	1,618	1,515	1,968
Property	**2,579**	**2,579**	2,396	2,438	2,416	2,408
Unit linked	**5,338**	**5,338**	4,932	4,606	4,316	4,095
Total investment assets	**29,850**	**29,850**	29,051	28,441	27,080	26,447
Investment return %	**9.9**	**1.6**	2.1	4.1	1.7	3.6
Technical provisions	**28,513**	**28,513**	27,664	26,959	25,860	25,236
of which financial buffers	**1,654**	**1,654**	1,515	1,389	1,175	1,177
Economic capital	**974**	**974**	983	985	872	791
Number of employees (full-time equivalents)	**1,124**[1]	**1,124**[1]	1,008	992	979	984

[1] Incl. 75 FTEs in the acquired Polish Life companies

Group Treasury

- **Operating profit maintained at high level 2005**
- **Good result in Group Funding in fourth quarter**
- **Process to issue covered bonds in Sweden initiated**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance) raising funding for the Group as well as asset and liability management.

Group Investment's activities are related to the Group's equity. Within certain risk limits, Group Investment takes positions mainly in fixed-income instruments including derivatives. Earnings in Group Investment are defined as the net of return on investment and the return target, ie the expected average medium-term risk-free return over time, defined as the funding cost. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate. In 2005, the funding cost was 3%.

Group Funding is responsible for all funding for the Group and functions as a centre for all flows of funds within the Group. All assets and liabilities, either with fixed or floating rate, are funded through Group Funding. This process allows Group Funding to match any surplus liquidity in one part of the organisation with liquidity needs of the same maturity and currency in another part of the organisation. The difference of approx. EUR 90 bn between assets and liabilities, stemming from customer activity, represents the amount of funding that Nordea is raising from the domestic and international fixed income and money market. To facilitate its funding operations, Nordea has sizeable funding programmes in all relevant markets, allowing investors access to a true pan-nordic credit risk. Group Funding aims further to generate income by utilising opportunities based on the slope and movement in the yield curves.

The improved credit rating and strong balance sheet of Nordea, coupled with the strong name recognition in the international capital market is increasingly providing opportunities for attractive funding opportunities.

Business development

Market conditions in interest rate markets were challenging in the fourth quarter. Short-term interest rates went up 50bp, but the 10-year rate increased less than 20bp following pension fund ALM driven demand late in the quarter. After a difficult October most equity markets ended positively in the fourth quarter.

Following tightening of credit spreads, Nordea increased its issuance activities in the Nordic and international capital markets, including covered bonds and other senior funding, at very attractive spreads.

During 2005 Nordea increased its borrowings from EUR 65bn to EUR 90bn. The liquidity in the Bank's funding programmes has been very good.

During 2005 Nordea raised EUR 2.4bn in subordinated capital. Nine separate deals, with nine different structures, ranking from Tier 1 to Lower Tier II, were issued including the issuance of hybrid capital in Yen corresponding to EUR 73m in the fourth quarter. Nordea carefully monitors its diversification of funding and has the ability to raise attractive subordinated debt in many different markets. In June, Nordea was nominated Best Financial Borrower in the 2005 Borrower awards, by Euromoney.

Mortgage lending is a key area for Nordea. Nordea has three mortgage companies, Nordea Kredit Denmark, Nordea Hypotek Sweden and Norgeskreditt in Norway. In December Nordea Hypotek received a license from the Swedish Financial Supervisory Authority to issue covered bonds pursuant to the new Swedish Covered Bond Act. Nordea Hypotek has announced its ambition to obtain triple-A rating on its covered bonds. Provided that the desired rating is obtained the company plans a conversion to covered bonds during the second quarter of 2006.

At the end of December, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 8m compared to EUR 30m at the end of the third quarter. The risk related to equities, calculated as VaR, was EUR 37m compared to EUR 35m at the end of September. The VaR figure comprises all types of equities including listed, unlisted and private equity.

The structural interest income risk (SIIR) in the Group, which shows the effect on net interest income in the next 12 months, was EUR 154m assuming increased market rates by 100 basis points and EUR -175m assuming decreased market rates by 100 basis points. At the end of the third quarter the corresponding figures were EUR 140m and EUR -182m.

Result

Group Treasury's result can be divided into investment-related result and funding-related result.

Operating profit in Group Investment was EUR -6m compared to EUR 8m last year. The gross investment return was 3.1%, ie slightly above the funding cost. Total expenses amounted to EUR 15m. Operating profit in Group Funding was EUR 98m compared to EUR 86m in 2004. The good result was achieved thanks to successful positions based on the slope and movement in the short term Nordic currency yield curves.

Development in the fourth quarter

Operating profit in Group Investment was EUR -23m. The annualised gross investment return in the fourth quarter was 2.4% ie below the return target. Losses on fixed income were only partly offset by gains in equities. Operating profit in Group Funding was EUR 26m compared to EUR 9m in the third quarter.

Group Treasury operating profit by main area

EURm	Q4 2005	Q4 2004	Group Investment Q4 2005	Group Investment Q4 2004	Group Funding Q4 2005	Group Funding Q4 2004
Net interest income	34	37	-12	-14	46	51
Net fee and commission income	-2	-1	-1	-1	-1	0
Net gains/losses on items at fair value	-31	38	-21	52	-10	-14
Equity method	7	0	7	0	0	0
Other operating income	7	0	7	0	0	0
Total income incl. allocations	**15**	**74**	**-20**	**37**	**35**	**37**
Staff costs	-4	-4	-1	-1	-3	-3
Other expenses	-8	-10	-2	-3	-6	-7
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-12**	**-14**	**-3**	**-4**	**-9**	**-10**
Operating profit	**3**	**60**	**-23**	**33**	**26**	**27**

Group Treasury key figures per quarter

EURm	**Full year 2005**	**Q4 2005**	Q3 2005	Q2 2005	Q1 2004	Q4 2004
Total operating income	**137**	**15**	-2	91	33	74
Total operating expenses	**-45**	**-12**	-12	-10	-11	-14
Operating profit	**92**	**3**	**-14**	**81**	**22**	**60**
Cost/income ratio, %	**33**	**80**	n/a	11	33	19
Bonds, EURm	**10,388**	**10,388**	17,548	15,083	16,116	16,261
Equities, EURm	**445**	**445**	415	582	343	367
Investments, EURm	**10,833**	**10,833**	17,963	15,665	16,459	16,628
Number of employees (full-time equivalents)	**97**	**97**	95	92	97	98

Segment reporting

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on economic capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

When allocating income and costs between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

Central provisions for loan losses, governed by Group Credit and Risk Control, are reported within the respective business area as from the fourth quarter 2005 instead of being part of Group Functions and Eliminations.

The assets allocated to the business areas include trading assets, loans and receivables to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds-transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains expenses in Group Functions not defined as services to business areas, profits from companies accounted for under the equity method which are not included in the customer responsible units as well as certain other items required to reconcile the income statement within the Nordea Group.

EURm	Retail Banking					Corporate and Institutional Banking					Asset Management					Sub-total				
Customer responsible units	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Net interest income	783	777	752	739	760	110	102	109	105	108	10	11	10	9	9	903	890	871	853	877
Net fee and commission income	353	331	314	303	312	87	77	104	80	81	85	66	68	67	77	525	474	486	450	470
Net gains/losses on items at fair value	65	51	59	50	49	83	74	51	76	57	7	6	3	4	4	155	131	113	130	110
Equity method	8	8	7	3	16	6	5	3	7	6	0	0	0	0	0	14	13	10	10	22
Other income	23	16	17	16	22	5	3	5	2	5	3	3	3	3	2	31	22	25	21	29
Total operating income	**1,232**	**1,183**	**1,149**	**1,111**	**1,159**	**291**	**261**	**272**	**270**	**257**	**105**	**86**	**84**	**83**	**92**	**1,628**	**1,530**	**1,505**	**1,464**	**1,508**
of which allocations	*234*	*189*	*186*	*154*	*178*	*-126*	*-93*	*-106*	*-71*	*-87*	*-79*	*-72*	*-65*	*-60*	*-58*	*29*	*24*	*15*	*23*	*33*
Staff costs	-274	-261	-255	-260	-274	-86	-76	-83	-77	-70	-32	-27	-26	-26	-26	-392	-364	-364	-363	-370
Other expenses	-383	-353	-369	-364	-380	-58	-57	-65	-58	-72	-21	-20	-23	-21	-29	-462	-430	-457	-443	-481
Depreciations of tangible and intagible assets	-18	-15	-13	-13	-9	-3	-3	-2	-3	-3	0	-1	-1	0	-1	-21	-19	-16	-16	-13
Total operating expenses	**-675**	**-629**	**-637**	**-637**	**-663**	**-147**	**-136**	**-150**	**-138**	**-145**	**-53**	**-48**	**-50**	**-47**	**-56**	**-875**	**-813**	**-837**	**-822**	**-864**
of which allocations	*-289*	*-260*	*-292*	*-250*	*-237*	*-37*	*-38*	*-38*	*-38*	*-43*	*6*	*5*	*4*	*4*	*6*	*-320*	*-293*	*-326*	*-284*	*-274*
Loan losses	13	21	72	-9	23	-6	2	29	15	17	0	0	0	0	0	7	23	101	6	40
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**570**	**575**	**584**	**465**	**519**	**138**	**127**	**151**	**147**	**129**	**52**	**38**	**34**	**36**	**36**	**760**	**740**	**769**	**648**	**684**
Balance sheet, EURbn																				
Loans and receivables to the public	152	147	141	135	130	32	32	31	27	27	2	2	2	2	2	186	181	174	164	159
Other assets	24	23	25	21	29	75	76	82	68	60	2	2	2	2	3	101	101	109	91	92
Total assets	**176**	**170**	**166**	**156**	**159**	**107**	**108**	**113**	**95**	**87**	**4**	**4**	**4**	**4**	**5**	**287**	**282**	**283**	**255**	**251**
Deposits from the public	80	78	76	74	74	27	23	25	27	25	3	4	4	4	4	110	105	105	105	103
Other liabilities	90	87	85	77	80	78	83	86	66	60	1	0	0	0	1	169	170	171	143	141
Total liabilities	**170**	**165**	**161**	**151**	**154**	**105**	**106**	**111**	**93**	**85**	**4**	**4**	**4**	**4**	**5**	**279**	**275**	**276**	**248**	**244**
Economic capital/equity	6	5	5	5	5	2	2	2	2	2	0	0	0	0	0	8	7	7	7	7
Total liabilities and allocated equity	**176**	**170**	**166**	**156**	**159**	**107**	**108**	**113**	**95**	**87**	**4**	**4**	**4**	**4**	**5**	**287**	**282**	**283**	**255**	**251**
Other segment items																				
Capital expenditure, EURm	3	3	3	8	2	0	0	1	0	1	1	1	1	1	1	4	4	5	9	4
Product result											**96**	**77**	**65**	**67**	**63**					

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters in 2005 has been adjusted.

EURm Customer responsible units	Life Insurance Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Group Treasury Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Group Functions and Eliminations Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Nordea Group Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Net interest income	0	0	0	0	0	34	19	18	39	37	-4	11	24	5	6	933	920	913	897	920
Net fee and commission income	4	11	9	19	4	-2	-1	-2	-1	-1	2	-15	-9	-15	-6	529	469	484	453	467
Net gains/losses on items at fair value	33	32	23	3	15	-31	-21	68	-15	38	-10	-3	10	-3	16	147	139	214	115	179
Equity method	0	0	0	0	0	7	0	0	0	0	0	-2	12	3	-7	21	11	22	13	15
Other income	38	36	40	36	41	7	1	7	10	0	-10	3	-11	37	-5	66	62	61	104	65
Total operating income	**75**	**79**	**72**	**58**	**60**	**15**	**-2**	**91**	**33**	**74**	**-22**	**-6**	**26**	**27**	**4**	**1,696**	**1,601**	**1,694**	**1,582**	**1,646**
of which allocations	*-29*	*-24*	*-19*	*-22*	*-33*	*0*	*0*	*0*	*2*	*2*	*0*	*0*	*4*	*-3*	*-2*	*0*	*0*	*0*	*0*	*0*
Staff costs	-21	-18	-18	-16	-19	-4	-4	-4	-3	-4	-115	-134	-129	-133	-130	-532	-520	-515	-515	-523
Other expenses	-23	-14	-12	-12	-20	-8	-8	-6	-8	-10	100	107	111	110	98	-393	-345	-364	-353	-413
Depreciations of tangible and intagible assets	-1	-1	-2	0	-1	0	0	0	0	0	-9	-11	-17	-18	-29	-31	-31	-35	-34	-43
Total operating expenses	**-45**	**-33**	**-32**	**-28**	**-40**	**-12**	**-12**	**-10**	**-11**	**-14**	**-24**	**-38**	**-35**	**-41**	**-61**	**-956**	**-896**	**-914**	**-902**	**-979**
of which allocations	*0*	*0*	*0*	*0*	*0*	*-4*	*-4*	*-3*	*-4*	*-2*	*324*	*297*	*329*	*288*	*276*	*0*	*0*	*0*	*0*	*0*
Loan losses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-30	7	23	101	6	10
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	1	0	3	2	0	1	0	3	2	0
Operating profit	**30**	**46**	**40**	**30**	**20**	**3**	**-14**	**81**	**22**	**60**	**-45**	**-44**	**-6**	**-12**	**-87**	**748**	**728**	**884**	**688**	**677**
Balance sheet, EURbn																				
Loans and receivables to the public	1	0	0	0	0	0	0	0	2	0	1	1	1	4	2	188	182	175	170	161
Other assets	29	29	28	27	26	11	18	16	14	17	-3	-10	-17	-18	-16	138	138	136	114	119
Total assets	**30**	**29**	**28**	**27**	**26**	**11**	**18**	**16**	**16**	**17**	**-2**	**-9**	**-16**	**-14**	**-14**	**326**	**320**	**311**	**284**	**280**
Deposits from the public	0	0	0	0	0	3	0	0	0	0	3	3	1	0	2	116	108	106	105	105
Other liabilities	29	28	27	26	25	8	18	16	16	17	-9	-17	-21	-18	-21	197	199	193	167	162
Total liabilities	**29**	**28**	**27**	**26**	**25**	**11**	**18**	**16**	**16**	**17**	**-6**	**-14**	**-20**	**-18**	**-19**	**313**	**307**	**299**	**272**	**267**
Economic capital/equity	1	1	1	1	1	0	0	0	0	0	4	5	4	4	5	13	13	12	12	13
Total liabilities and allocated equity	**30**	**29**	**28**	**27**	**26**	**11**	**18**	**16**	**16**	**17**	**-2**	**-9**	**-16**	**-14**	**-14**	**326**	**320**	**311**	**284**	**280**
Other segment items																				
Capital expenditure, EURm	0	0	0	0	2	0	0	0	0	0	38	28	34	8	37	42	32	39	17	43
Product result	**56**	**65**	**52**	**48**	**49**															

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters in 2005 has been adjusted.

Income statement

EURm	Note	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Operating income					
Interest income		*2,236*	*2,073*	*8,453*	*7,964*
Interest expense		*-1,303*	*-1,153*	*-4,790*	*-4,469*
Net interest income		933	920	3,663	3,495
Fee and commission income		*672*	*582*	*2,482*	*2,230*
Fee and commission expense		*-143*	*-115*	*-547*	*-436*
Net fee and commission income		529	467	1,935	1,794
Net gains/losses on items at fair value	2	147	179	615	535
Profit from companies accounted for under the equity method		21	15	67	55
Dividends		0	0	11	6
Other operating income		66	65	282	242
Total operating income		**1,696**	**1,646**	**6,573**	**6,127**
Operating expenses					
General administrative expenses:					
Staff costs		-532	-523	-2,082	-2,021
Other expenses		-393	-413	-1,455	-1,466
Depreciation, amortisation and impairment charges of tangible and intangible assets		-31	-43	-131	-168
Total operating expenses		**-956**	**-979**	**-3,668**	**-3,655**
Loan losses	3	7	10	137	-27
Disposals of tangible and intangible assets		1	0	6	300
Operating profit		**748**	**677**	**3,048**	**2,745**
Income tax expense		-242	-201	-779	-667
Net profit		**506**	**476**	**2,269**	**2,078**
Attributable to:					
Shareholders of Nordea Bank AB (publ)		502	475	2,263	2,075
Minority interest		4	1	6	3
		506	**476**	**2,269**	**2,078**
Earnings per share, EUR		0.20	0.17	0.86	0.74
Earnings per share, after full dilution, EUR		0.20	0.17	0.86	0.74

Balance sheet

EURm	Note	31 Dec 2005	31 Dec 2004
Assets			
Cash and balances with central banks		2,526	4,585
Treasury bills and other eligible bills		7,280	8,608
Loans and receivables to credit institutions	4	31,578	24,774
Loans and receivables to the public	4	188,460	161,060
Interest-bearing securities		36,121	29,765
Shares		12,901	10,242
Derivatives	6	28,876	26,366
Fair value changes of the hedged items in portfolio hedge of interest rate risk		282	-
Investments in associated undertakings		566	561
Intangible assets		2,221	2,101
Property and equipment		303	443
Investment property		2,750	2,484
Deferred tax assets		352	450
Current tax assets		41	66
Prepaid expenses and accrued income		1,405	1,656
Other assets		9,887	6,913
Total assets		**325,549**	**280,074**
Of which assets customer bearing the risk		*9,780*	*7,515*
Liabilities			
Deposits by credit institutions		29,790	30,156
Deposits and borrowings from the public		115,550	104,704
Liabilities to policyholders		26,830	23,480
Debt securities in issue		82,609	59,579
Derivatives	6	28,602	26,675
Fair value changes of the hedged items in portfolio hedge of interest rate risk		58	-
Current tax liabilities		383	151
Other liabilities		18,044	13,504
Accrued expenses and prepaid income		1,874	1,996
Deferred tax liabilities		423	598
Provisions		100	192
Retirement benefit obligations		504	545
Subordinated liabilities		7,822	5,818
Total liabilities		**312,589**	**267,398**
Equity			
Minority interests		41	13
Revaluation reserves		1	-
Core equity			
Share capital		1,072	1,128
Share premium account		4,284	4,284
Other reserves		-229	-147
Retained earnings		7,791	7,398
Total core equity		**12,918**	**12,663**
Total equity		**12,960**	**12,676**
Total liabilities and equity		**325,549**	**280,074**
Assets pledged for own liabilities		22,620	23,003
Other assets pledged		4,529	3,369
Contingent liabilities		16,349	13,955
Commitments		2,213,772	1,587,512

Movements in equity

EURm	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total core equity	Revaluation reserves	Minority interests	Total equity
	Attributable to shareholders of Nordea Bank AB (publ)							
Balance at end of year, at 31 Dec 2004	**1,128**	**4,284**	**-147**	**7,398**	**12,663**	**-**	**13**	**12,676**
Change in accounting policies:								
IAS 39 Financial instruments				-61	-61			-61
Other changes				-20	-20			-20
Balance at beginning of year, at 1 Jan 2005	**1,128**	**4,284**	**-147**	**7,317**	**12,582**	**-**	**13**	**12,595**
Net change in available-for-sale investments, net of tax						1		1
Currency translation differences			-82		-82			-82
Dividend for 2004				-740	-740			-740
Reduction of share capital[3]	-56			56	0			0
Purchases of own shares[2,3]				-1,105	-1,105			-1,105
Other changes							22	22
Net profit for the year				2,263	2,263		6	2,269
Balance at 31 Dec 2005	**1,072**	**4,284**	**-229**	**7,791**	**12,918**	**1**	**41**	**12,960**

EURm	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total core equity	Revaluation reserves	Minority interests	Total equity
	Attributable to shareholders of Nordea Bank AB (publ)							
Balance at end of year, at 31 Dec 2003 (Swedish GAAP)	**1,160**	**4,284**	**-211**	**6,944**	**12,177**	**-**	**-**	**12,177**
Change in accounting policies:								
IAS 1 Minority interests							13	13
IAS 19 Pension				-183	-183			-183
IAS 36 Impairment of assets				-29	-29			-29
Other opening balance issues				-15	-15			-15
Balance at beginning of year, at 1 Jan 2004 (IFRS)	**1,160**	**4,284**	**-211**	**6,717**	**11,950**	**-**	**13**	**11,963**
Currency translation differences			64		64			64
Dividend for 2003				-696	-696			-696
Reduction of share capital[3]	-32			32	0			0
Purchases of own shares[2,3]				-730	-730			-730
Other changes							-3	-3
Net profit for the year				2,075	2,075		3	2,078
Balance at 31 Dec 2004	**1,128**	**4,284**	**-147**	**7,398**	**12,663**	**-**	**13**	**12,676**

[1] Total shares registered was 2,706 million (31 Dec 2004: 2,847 million).

[2] Refers to the change in the trading portfolio and Nordeas shares within portfolio schemes in Denmark. The number of own shares in the trading portfolio and within the portfolio schemes at 31 Dec 2005 was 2.5 million (31 Dec 2004: 6.7 million).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was at 31 Dec 2005 was 112.2 million (31 Dec 2004: 111.7 million). Total repurchased own shares Jan-Dec 2005 was 140.7 million (Jan-Dec 2004: 111.7 million). The average number of own shares Jan-Dec 2005 was 163.0 million (Jan-Dec 2004: 128.7 million). The Annual General Meeting (AGM) decided on 8 April 2005 (31 March 2004) to reduce the share capital by EUR 55,548,131.94 (EUR 32,343,080.72). The cancellation was registered on 19 September 2005 (26 October 2004). The reductions have been made through retirement without payment.

Cash-flow statement

EURm	Jan-Dec 2005	Jan-Dec 2004
Operating activities		
Operating profit	3,048	2,745
Adjustments for items not included in cash flow	74	172
Income taxes paid	-577	-463
Cash flow from operating activities before changes in operating assets and liabilities	2,545	2,454
Changes in operating assets and liabilities		
Change in treasury bills and other eligible bills	1,328	-958
Change in loans and receivables to credit institutions	-7,979	4,774
Change in loans and receivables to the public	-27,418	-15,854
Change in interest-bearing securities	-5,158	5,298
Change in shares	-2,808	-2,204
Change in derivatives, net	-429	-537
Change in investment property	-266	-193
Change in other assets	-2,959	-3,916
Change in deposits by credit institutions	-369	1,062
Change in deposits and borrowings from the public	10,845	9,146
Change in liabilities to policyholders	3,333	2,252
Change in debt securities in issue	22,896	-5,339
Change in other liabilities	4,534	2,072
Cash flow from operating activities	-1,905	-1,943
Investing activities		
Acquisitions of shares in group undertakings	-96	-
Sale of shares in group undertakings	0	4
Acquisition of investments in associated undertakings	-43	-18
Sale of investment in associated undertaknings	48	70
Acquisition of property and equipment	-56	-107
Sale of property and equipment	70	843
Acquisition of intangible assets	-54	-36
Sale of intangible assets	1	1
Purchase/sale of other financial fixed assets	-1,179	408
Cash flow from investing activities	-1,309	1,165
Financing activities		
Issued subordinated liabilities	2,860	1,615
Amortised subordinated liabilities	-1,111	-743
Repurchase of own shares incl change in trading portfolio	-1,105	-730
Dividend paid	-740	-696
Cash flow from financing activities	-96	-554
Cash flow for the year	**-3,310**	**-1,332**
Cash and cash equivalents at beginning of year	**6,922**	**8,211**
Exchange rate difference	64	43
Cash and cash equivalents at end of year	**3,676**	**6,922**
Change	**-3,310**	**-1,332**

Cash and cash equivalents	31 Dec	31 Dec
The following items are included in cash and cash equivalents (EURm):	2005	2004
Cash and balances with central banks	2,526	4,585
Loans and receivables to credit institutions, payable on demand	1,150	2,337

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Basis for presentation

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

Comparative figures

The comparative figures for 31 December 2004 includes effects of all relevant IFRSs apart from IFRS 4 and revised IAS 39 that came into force in 2005.

In the Annual report for 2004 Swedish GAAP was applied. The main differences between Swedish GAAP and IFRS principles affecting the financial statements and the comparative figures for 2004 of Nordea are:

IAS 1, Presentation of Financial Statements

According to Swedish GAAP minority interests were deducted from equity and separately disclosed. In accordance with IAS 1 and IAS 27 minority interests are now included as a separate component in equity.

IFRS 3, Business Combinations and IAS 27 Consolidated and Separate Financial Statements

Under Swedish GAAP (FFFS Regulations) certain exceptions from full consolidation have previously been permitted, the major exception being the life insurance business. Life was earlier disclosed in one line in the income statement and in separate lines for assets and liabilities respectively in the balance sheet, but is now consolidated line-by-line. Group undertakings that are not credit institutions, securities companies or insurance companies were earlier consolidated in accordance with the equity method. Following the implementation of IFRS these are now consolidated line-by-line.

Goodwill acquired in business combinations is no longer amortised. As previously impairment tests are performed at least on a yearly basis.

IAS 36, Impairment of Assets

Compared to Swedish GAAP (based on a previous version of IAS 36), the revision of IAS 36 has introduced new principles during 2003. These changes have affected the opening balance as of 1 January 2004.

Changed accounting policies

The standards IFRS 4 and revised IAS 39 came into force in 2005 and have affected the opening balance of 1 January 2005.

IFRS 4, Insurance Contracts

Implementation of IFRS 4 and IAS 39 has affected the measurement and classification of assets and liabilities in the life insurance business. Fair value measurement of the assets was, however, already in 2004 and previously the main measurement principle in Nordea's life insurance business.

Following the implementation of IFRS 4 expenses related to acquisition of investment contracts are amortised due to DAC-standard (Deferred Acquisition Costs). The amortisation of these expenses is made over the estimated lifetime of the acquired contracts. The effect on the income statement is minor.

IAS 39, Financial Instruments: Recognition and Measurement

Classification of financial instruments

Each financial instrument within the scope of IAS 39 has been classified into one of the following categories:

Financial assets

- Financial assets at fair value through profit or loss
  - Held for trading
  - Financial assets designated as measured at fair value through profit or loss
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets

Financial liabilities

- Financial liabilities at fair value through profit or loss
  - Held for trading
  - Financial liabilities designated as measured at fair value through profit or loss
- Other financial liabilities

The classification is the basis for how each financial instrument is measured in the balance sheet after initial recognition and how changes in value are recognised.

Measurement of financial instruments

Financial assets at fair value through profit or loss and financial liabilities held for trading are measured at fair value and changes in fair values are recognised directly in the income statement.

Financial assets classified as available for sale are also measured at fair value. However, effects of changes in interest rates are recognised directly in equity as a separate component (revaluation reserves). Interest income and changes in fair value attributable to changes in exchange rates are recognised in the income statement.

Financial assets classified as loans and receivables, held to maturity investments as well as other financial liabilities are measured at amortised cost.

Recognition and derecognition of financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when Nordea becomes a party to the contractual provisions of the financial instrument.

A financial asset is derecognised when the contractual rights to the cash flow from the financial asset expire, or when the financial asset is sold.

A financial liability is removed from the balance sheet when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired.

Derivatives, quoted securities and foreign exchange transactions are recognised and derecognised using trade date accounting.

Interest income from impaired loans
Implementation of IAS 39 regarding impairment means that the interest income from impaired loans is recognised as interest income, calculated at the effective interest rate, while the value of a loan at the time of impairment is calculated based on net present value of future cash flows discounted with the original effective interest rate.

Loan loss provisions
General loan loss provisions are not allowed under IAS 39. The standard instead requires impairment to be identified in groups of loans with similar risk characteristics. Consequently, Nordea has partly reclassified general provisions to provisions by group (collective impairment). Remaining general provisions have been dissolved.

Hedge accounting
Following the implementation of IAS 39 all derivatives are measured at fair value, also those that previously were accounted for under deferral hedge accounting requirements. Fair value hedge accounting is applied, meaning that both the hedging instrument and the hedged item are measured at fair value, with changes in fair values recognised directly in the income statement.

Issued mortgage bonds and related mortgage loans
The issued Danish mortgage bonds and closely related mortgage loans in the fully owned subsidiary Nordea Kredit Realkreditaktieselskab are measured at fair value. The measurement of these items at fair value had, however, no net effect on equity in the opening balance as at 1 January 2005.

Upfront fees on loans
Implementation of IAS 39 regarding the measurement of loans at amortised cost using the effective interest rate method means that fees received when entering into a loan agreement are to be amortised over the expected lifetime of the loans as part of the measurement. The effect on equity in the opening balance as at 1 January 2005 was EUR -127m. The effect on the income statement for 2005 was not material.

Effects of IFRS
In total the implementation of IAS 39 has had an effect of approximately EUR -6m on the operating profit for the year 2005.

The IFRS opening balance 1 January 2005 has been changed compared to what have been presented previously during 2005. The changes are mainly related to the above-mentioned amortisation of received upfront fees on lending. The effects, per standard, of applying IFRS in the income statement and in the balance sheet are disclosed in the below tables.

Amendment to IAS 39
In June 2005 IAS 39 was amended with rules on the Fair Value Option, which were endorsed by the EU in November 2005. The overall consequence of the amended rules is that Nordea can continue to measure issued Danish mortgage bonds and the closely related mortgage loans at fair value.

As the discussions on the amendments to IAS 39 on the hedge accounting rules are still ongoing, this consequently continues to be closely monitored by Nordea.

Additional information
Additional information about the implementation of IFRS is found in Nordea's Annual Report 2004 and in the interim report for the first quarter 2005 as well as on Nordea's website (www.nordea.com/IR).

EURm	Total income	Total expenses	Loan losses	Total disposals	Taxes	Net profit
Swedish GAAP full year 2004	6,074	-3,674	-27	-	-667	1,914
IAS 27, Life line-by-line	298	-142	-	-	-	-
IFRS 3, Goodwill amortisation	-	161	-	-	-	161
IAS 1, Equity method companies	55	-	-	-	-	-
IAS 1, Sale of property and equipment	-300	-	-	300	-	-
IAS 1, Minority interests	-	-	-	-	-	3
IFRS Full year 2004	**6,127**	**-3,655**	**-27**	**300**	**-667**	**2,078**

Balance sheet, EURm	Swedish GAAP 31 Dec 2003	IAS 19	IAS 27/ IFRS 3	IAS 36	Other	IFRS 1 Jan 2004
Assets						
Treasury bills and other eligible bills	**12,016**	-	-	-	-4,363	**7,653**
Loans and receivables to credit institutions	**28,728**	-	3	-	4,365	**33,096**
Loans and receivables to the public	**145,644**	-	345	-	-641	**145,348**
Interest-bearing securities and shares	**20,649**	-	19,827	-	3,250	**43,726**
Derivatives	**18,941**	-	-	-	-	**18,941**
Other assets	**36,212**	34	-19,606	-29	-2,618	**13,993**
Total assets	**262,190**	**34**	**569**	**-29**	**-7**	**262,757**
Liabilities and equity						
Deposits by credit institutions	**28,753**	-	342	-	7	**29,102**
Deposits and borrowings from the public	**95,556**	-	3	-	-1	**95,558**
Liabilities to policyholders	-	-	21,227	-	-	**21,227**
Debt securities in issue	**64,380**	-	538	-	-	**64,918**
Derivatives	**19,917**	-	-	-	-	**19,917**
Subordinated liabilities	**5,115**	-	-	-	-	**5,115**
Other liabilities and minority interests	**36,292**	217	-21,548	-	9	**14,970**
Core equity	**12,177**	-183	7	-29	-22	**11,950**
Total liabilities and equity	**262,190**	**34**	**569**	**-29**	**-7**	**262,757**

Balance sheet, EURm	Swedish GAAP 31 Dec 2004	IAS 27/ IFRS 3	IAS 36	Other/ reclassi-fication IAS 39	IFRS 31 Dec 2004	IAS 39	IFRS 1 Jan 2005
Assets							
Treasury bills and other eligible bills	**12,797**	-	-	-4,189	**8,608**	-	**8,608**
Loans and receivables to credit institutions	**20,614**	2	-	4,158	**24,774**	4	**24,778**
Loans and receivables to the public	**161,148**	-104	-	16	**161,060**	82	**161,142**
Interest-bearing securities and shares	**15,355**	21,528	-	3,124	**40,007**	-3	**40,004**
Derivatives	**26,367**	-	-	-1	**26,366**	331	**26,697**
Other assets	**39,758**	-20,800	-29	331	**19,260**	416	**19,676**
Total assets	**276,039**	**626**	**-29**	**3,439**	**280,075**	**830**	**280,905**
Liabilities and equity							
Deposits by credit institutions	**30,153**	-	-	3	**30,156**	3	**30,159**
Deposits and borrowings from the public	**104,424**	280	-	0	**104,704**	-	**104,704**
Liabilities to policyholders	**-**	22,191	-	1,289	**23,480**	-2	**23,478**
Debt securities in issue	**59,296**	1,646	-	-1,363	**59,579**	134	**59,713**
Derivatives	**26,677**	-	-	-2	**26,675**	448	**27,123**
Subordinated liabilities	**5,818**	-	-	-	**5,818**	-	**5,818**
Other liabilities and minority interests	**37,122**	-23,640	0	3,518	**17,000**	308	**17,308**
Core equity	**12,549**	149	-29	-6	**12,663**	-61	**12,602**
Total liabilities and equity	**276,039**	**626**	**-29**	**3,439**	**280,075**	**830**	**280,905**

Exchange rates

EUR 1 = SEK	Jan-Dec 2005	Jan-Dec 2004
Income statement (average)	9.2874	9.1276
Balance sheet (at end of period)	9.3884	9.0153
EUR 1 = DKK		
Income statement (average)	7.4518	7.4385
Balance sheet (at end of period)	7.4599	7.4390
EUR 1 = NOK		
Income statement (average)	8.0106	8.3725
Balance sheet (at end of period)	7.9801	8.2484
EUR 1 = PLN		
Income statement (average)	4.0248	4.5297
Balance sheet (at end of period)	3.8524	4.0746

Note 2 Net gains/losses on items at fair value, EURm	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Shares/participations and other share-related instruments	21	17	146	79
Interest-bearing securities and other interest-related instruments	30	8	63	172
Other financial instruments	40	16	29	17
Foreign exchange gains/losses	-6	123	259	222
Premium income, life insurance	633	726	2,412	2,309
Investments, life insurance	525	692	2,616	1,542
Change in technical provisions, life insurance	-614	-705	-2,644	-1,887
Claims paid, life insurance	-355	-417	-1,720	-1,644
Change in collective bonus potentials, life insurance	-127	-281	-546	-275
Total	**147**	**179**	**615**	**535**

Note 3 Loan losses, EURm	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Loan losses divided by category				
Write-downs and provisions for loans and receivables to the public	-131	-206	-570	-590
Reversals and recoveries for loans and receivables to the public	138	216	707	563
Total	**7**	**10**	**137**	**-27**
Specifications				
Specific provisions for individually assessed loans				
Realised loan losses during the period	-38	-125	-240	-369
Reversed amount of previous provisions made for realised losses during the period	8	122	178	293
This period's provisions for probable loan losses	-87	-171	-345	-433
Recoveries of previous periods' realised loan losses	-20	21	152	74
Reversals of provisions for probable loan loss no longer required	168	63	431	296
This period's costs for individually assessed loans, net	31	-90	176	-139
Provisions for groups of significant loans				
Allocation to reserve	-4	-25	-87	-51
Withdrawal from reserve	-15	116	90	116
This period's change of provisions for groups of significant loans	-19	91	3	65
Provisions for groups of non-significant loans				
Realised loan losses during the period	-2	-4	-10	-14
Recoveries of previous periods' realised loan losses	3	12	17	42
Allocation to reserve	0	0	-26	0
Withdrawal from reserve	1	1	2	9
This period's net costs of provisions for groups of non-significant loans	2	9	-17	37
Transfer risks				
Allocation to reserve for transfer risks	-6	-3	-39	-16
Withdrawal from reserve for transfer risks	1	3	14	25
This period's change of provisions for transfer risks	-5	0	-25	9
Contingent liabilities				
Net cost for redemption of guarantees and other contingent liabilities	-2	0	-1	1
This period's net cost for redemption of guarantees and other contingent liabilities	-2	0	-1	1
Change in value of assets taken over for protection of claims	0	0	1	0
Loan losses	**7**	**10**	**137**	**-27**

Note 4 Loan portfolio and its impairment

EURm	31 Dec 2005	31 Dec 2004
Loans and receivables to credit institutions	31,578	24,774
Loans and receivables to the public	188,460	161,060
Total	**220,038**	**185,834**

Loan portfolio by categories of borrowers

31 Dec 2005, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**31,578**	**101,133**	**84,909**	**3,899**	**221,519**
- of which impaired loans	-	1,365	446	9	1,820
- of which non-performing loans, which are not impaired and where interest is accrued	-	29	14	-	43
- of which non-performing loans, which are impaired	-	459	252	9	720
- of which performing loans, which are impaired	-	906	194	0	1,100
Reserves	-	**-1,185**	**-295**	**-1**	**-1,481**
- of which reserves for impaired loans	-	-1,185	-295	-1	-1,481
- of which reserves for non-performing loans, which are impaired	-	-279	-101	-1	-381
- of which reserves for performing loans, which are impaired	-	-906	-194	0	-1,100
Loans at book value	**31,578**	**99,948**	**84,614**	**3,898**	**220,038**
- of which impaired loans	-	180	151	8	339
- of which non-performing loans, which are not impaired and where interest is accrued	-	29	14	-	43
- of which non-performing loans, which are impaired	-	180	151	8	339
- of which performing loans, which are impaired	-	0	0	0	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-861	-202	-1	-1,064
Reserves for groups of significant loans	-	-324	-	-	-324
Reserves for groups of non-significant loans	-	-	-93	-	-93
Total reserves	-	**-1,185**	**-295**	**-1**	**-1,481**

31 Dec 2004, EURm	Credit institutions	Corpo-rates	House-holds	Public sector	Total
Loans before reserves	**24,774**	**85,372**	**73,769**	**3,691**	**187,606**
- of which impaired loans	-	1,804	509	2	2,315
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	781	309	0	1,090
- of which performing loans, which are impaired	-	1,023	200	2	1,225
Reserves	-	**-1,427**	**-344**	**-1**	**-1,772**
- of which reserves for impaired loans	-	-1,427	-344	-1	-1,772
- of which reserves for non-performing loans, which are impaired	-	-404	-144	1	-547
- of which reserves for performing loans, which are impaired	-	-1,023	-200	-2	-1,225
Loans at book value	**24,774**	**83,945**	**73,425**	**3,690**	**185,834**
- of which impaired loans	-	377	165	1	543
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	377	165	1	543
- of which performing loans, which are impaired	-	0	0	0	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-1,035	-272	-1	-1,308
Reserves for groups of significant loans	-	-392	-	-	-392
Reserves for groups of non-significant loans	-	-	-72	-	-72
Total reserves	-	**-1,427**	**-344**	**-1**	**-1,772**

Note 4, continued

	31 Dec 2005	31 Dec 2004
Reserves/impaired loans, gross, %	81	77
Impaired loans, gross/loans and receivables to the public, gross, %	1.0	1.4

Assets taken over for protection of claims, EURm	31 Dec 2005	31 Dec 2004
Current assets		
Land and buildings	1	1
Shares and other participations	3	3
Other assets	2	0
Total	**6**	**4**

Note 5 Classification of financial instruments, EURm

31 Dec 2005 **Financial assets**	Loans and receivables	Held to maturity	Held for trading	Assets at fair value	Derivatives used for hedging	Available for sale	Total
Cash and balances with central banks	2,526						2,526
Treasury bills and other eligible bills			7,280				7,280
Loans and receivables to credit institutions	20,722		10,856				31,578
Loans and receivables to the public	154,648		8,336	25,476			188,460
Interest-bearing securities		1,183	20,611	14,280		47	36,121
Derivatives			28,119		757		28,876
Fair value changes of the hedged items in portfolio hedge of interest rate risk	282						282
Shares			2,946	9,946		9	12,901
Prepaid expenses and accrued income	951						951
Other assets	9,763						9,763
Total	**188,892**	**1,183**	**78,148**	**49,702**	**757**	**56**	**318,738**

31 Dec 2005 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	8,976			20,814	29,790
Deposits and borrowings from the public	2,960			112,590	115,550
Liabilities to policyholders, investment contracts	1,584				1,584
Debt securities in issue	1,610	23,653		57,346	82,609
Derivatives	27,922		680		28,602
Fair value changes of the hedged items in portfolio hedge of interest rate risk				58	58
Other liabilities	5,526			12,039	17,565
Accrued expenses and prepaid income				1,347	1,347
Subordinated liabilities				7,822	7,822
Total	**48,578**	**23,653**	**680**	**212,016**	**284,927**

Note 6 Derivatives, EURm

31 Dec 2005	Assets Fair value	Liabilities Fair value	Total Nom value
Derivatives held for trading			
Interest rate derivatives	21,250	21,085	1,531,486
Equity derivatives	689	741	11,250
Foreign exchange derivatives	5,203	5,164	468,583
Other derivatives	977	932	53,846
Total	**28,119**	**27,922**	**2,065,165**
Derivatives used for hedging			
Interest rate derivatives	553	366	68,740
Equity derivatives	80	81	1,852
Foreign exchange derivatives	124	233	17,520
Total	**757**	**680**	**88,112**
Derivatives, total			
Interest rate derivatives	21,803	21,451	1,600,226
Equity derivatives	769	822	13,102
Foreign exchange derivatives	5,327	5,397	486,103
Other derivatives	977	932	53,846
Total	**28,876**	**28,602**	**2,153,277**

Note 7 **Capital adequacy**	31 Dec 2005	31 Dec 2004
Tier 1 capital, EURm	11,438	10,596
Capital base, EURm	15,485	13,743
Risk-weighted assets, EURbn	169	145
Tier 1 capital ratio, %	6.8	7.3
Total capital ratio, %	9.2	9.5

- A conference call with management will be arranged on 22 February 2006 at 18.00, CET.
  (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com.
  A slide presentation is available on www.nordea.com.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar 2006

16-17 March – presentation of Market Consistent Embedded Value in Nordea's Life operations in London and Stockholm respectively
5 April – Annual General Meeting
3 May - interim report for the first quarter
19 July - interim report for the second quarter
25 October - interim report for the third quarter

The Nordea Bank AB Annual Report is expected to be published on the Internet in week 10 at www.nordea.com. The Annual Report will be available in print in week 12.

Wednesday 22 February 2006

Lars G Nordström
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 22 February 2006 1(2)

Nordea's Annual General Meeting will be held on 5 April 2006

The annual general meeting of shareholders (AGM) of Nordea Bank AB (publ) (Nordea) will be held on Wednesday 5 April 2006 in the Aula Magna, Stockholm University at 10.00 am (CET). Shareholders can also participate, through telecommunication, in Helsinki in the Finlandia Hall at 11.00 am Finnish time and in Copenhagen in the Bella Center at 10.00 am (CET).

Proposals to the AGM

Amendment of the Articles of Association

The Board of Directors proposes to amend §§ 10 and 11 of the articles of association, abolishing the possibility to participate in general meetings from Copenhagen and Helsinki by means of telecommunication. Instead, local shareholder information meetings will be held next year in Copenhagen and Helsinki that will give the shareholders the possibility to meet representatives of the Board and management in person and provide an opportunity for a closer dialogue. Further, it is proposed to introduce a new § in the articles of association that contains the expanded proxy voting procedure set out in the new Swedish Companies Act. This would mean that the Board may decide to gather proxies at the company's expense, which would facilitate for shareholders in Denmark and Finland, as well as in other countries, to vote at general meetings without being present in person.

Further, §§ 4, 6-9, 13 and 15 are proposed to be amended owing to the entering into force of the new Swedish Companies Act on 1 January 2006 as well as the introduction of a new § containing the number of shares in the company. Also, § 3, setting forth the nature of the bank's business operations, will be slightly amended.

Reduction of the share capital

The Board of Directors proposes to reduce the share capital corresponding to the repurchased own shares held by Nordea, 112,231,700 shares, through retirement of those shares. The amount of the reduction, EUR 44,479,667.34, will be transferred to funds to be used according to a decision by a general meeting of shareholders.

Increase of the share capital

The Board of Directors proposes to increase the share capital by EUR 1,566,018,283.88. The funds will be transferred from the statutory reserve through a bonus issue without issuing any new shares. The quota value of the shares will increase from EUR 0,39632 to EUR 1 per share. The share capital will amount to EUR 2,594,108,227 after the reduction and subsequent increase of the share capital.

Reduction of the statutory reserve

The Board of Directors proposes to transfer the part of the statutory reserve that remains after the bonus issue, EUR 2,717,805,160.54, to funds to be used according to a decision by a general meeting of shareholders. After both reductions, the statutory reserve will be dissolved.

Nordea

Repurchase of own shares
In order to be able to distribute excess capital to the shareholders, the Board of Directors proposes to renew the authorisation to the Board of Directors to repurchase own shares on a stock exchange where the bank's shares are listed or by means of an acquisition offer directed to all the bank's shareholders, of up to five per cent of the total number of shares in the bank. Acquisition of shares on a stock exchange may only be made within the price interval registered at any time; that is the interval between the highest purchase price and the lowest selling price. Acquisition of shares according to an acquisition offer directed towards all shareholders may be made with a premium of up to 30 per cent.

Purchase of own shares in the securities business
The Board of Directors proposes that Nordea shall on an ongoing basis be able to purchase own shares to facilitate its securities business. The holdings of such shares may not exceed one per cent of all shares in the company.

Authorisation for raising capital contributions debt
The Board of Directors proposes that the general meeting authorises the Board to decide on the raising of capital contributions debt. This proposal is put forward to the general meeting due to changes in the new Swedish Companies Act.

Remuneration principles of the executive management
A proposal for remuneration principles and other terms of employment of the executive management is put forward to the AGM, the details of which will be presented in the notice.

Proposals by the Nomination Committee
The Nomination Committee presented its proposals to the AGM in a press release yesterday.

Notice of the AGM
The notice is scheduled to be published in newspapers in Sweden, Finland and Denmark and on Nordea's home page around 2 March. The notice will contain details of the registration procedure, the proposed agenda and the main contents of the proposals for the AGM.

For further information:
Hans Dalborg, Chairman of the Board of Directors, +46 8 614 78 01
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

1 (3) Page
13 January 2006 Date

RECEIVED
2006 FEB 22 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Year-end Report 2005**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Nordea

Press release

Copenhagen, Helsinki, Oslo, Stockholm, 22 February 2006

Year-end Report 2005

Record result in 2005

- **Operating profit increased by 25% on a comparable basis* to EUR 3,048m**
- **Total income increased by 7% to EUR 6,573m (EUR 6,127m in 2004) – Net interest income up 5%**
- **Total expenses unchanged at EUR 3,668m (EUR 3,655m)**
- **Cost/income ratio continued down to 56% (60%)**
- **Positive net loan losses of EUR 137m**
- **Net profit at EUR 2,269m (EUR 2,078m), up 28%***
- **Earnings per share EUR 0.86 (EUR 0.74), up 34%***
- **Return on equity 18.0% compared to 14.5%***
- **Dividend of EUR 0.35 per share proposed (EUR 0.28)**

* excluding real-estate gain of EUR 300m in 2004

....supported by strong development also in the fourth quarter

- **Operating profit EUR 748m (EUR 677m in the fourth quarter 2004)**
- **Total income EUR 1,696m (EUR 1,646m)**
- **Total expenses EUR 956m (EUR 979m)**
- **Positive loan losses for the seventh consecutive quarter**
- **Net profit EUR 506m (EUR 476m)**

"2005 was the best year so far in Nordea's history reflecting record results in all business areas. 2005 brought very strong evidence of Nordea's increased sales performance and substantial potential to grow business with existing customers.

Operating profit was up 25% on a comparable basis and return on equity was up to 18%. Fuelled by strong organic growth, total income was up 7% despite continued margin pressure. Costs were unchanged in an environment of significantly higher activity level and business volumes. Reversal of loan losses exceeded new provisions reflecting the healthy business climate and our prudent risk management.

With continuous improvements and strong customer focus as the main drivers we have raised productivity and been able to capture growth opportunities reaching a return on equity level ahead of the financial targets set in 2004.

Going forward we will continue to capture profitable revenue growth while maintaining strict cost and risk management. I feel confident that this approach will prove successful in reaping the full benefits of the size, scale and scope of Nordea and in realising our increased ambitions." says Lars G Nordström, President and Group CEO of Nordea.

Income statement

EURm	Jan-Dec 2005	Jan-Dec 2004	Change %	Q4 2005	Q3 2005	Change %	Q4 2004	Change %
Net interest income	**3,663**	3,495	5	**933**	920	1	920	1
Net fee and commission income	**1,935**	1,794	8	**529**	469	13	467	13
Net gains/losses on items at fair value	**615**	535	15	**147**	139	6	179	-18
Equity method	**67**	55	22	**21**	11	91	15	40
Other income	**293**	248	18	**66**	62	6	65	2
Total operating income	**6,573**	**6,127**	**7**	**1,696**	**1,601**	**6**	**1,646**	**3**
General administrative expenses:								
Staff costs	**-2,082**	-2,021	3	**-532**	-520	2	-523	2
Other expenses	**-1,455**	-1,466	-1	**-393**	-345	14	-413	-5
Depreciation of tangible and intangible assets	**-131**	-168	-22	**-31**	-31	0	-43	-28
Total operating expenses	**-3,668**	**-3,655**	**0**	**-956**	**-896**	**7**	**-979**	**-2**
Loan losses	**137**	-27		**7**	23		10	
Disposals of tangible and intangible assets	**6**	300		**1**	0		0	
Operating profit	**3,048**	**2,745**	**11**	**748**	**728**	**3**	**677**	**10**
Income tax expense	**-779**	-667	17	**-242**	-165	47	-201	20
Net profit	**2,269**	**2,078**	**9**	**506**	**563**	**-10**	**476**	**6**

Balance sheet

EURbn	31 Dec 2005	31 Dec 2004	31 Dec 2005	30 Sep 2005	31 Dec 2004
Treasury bills and other interest-bearing securities	**43.4**	38.4	**43.4**	52.5	38.4
Loans and receivables to credit institutions	**31.6**	24.8	**31.6**	24.5	24.8
Loans and receivables to the public	**188.5**	161.1	**188.5**	182.1	161.1
Derivatives	**28.9**	26.4	**28.9**	32.3	26.4
Other assets	**33.1**	29.4	**33.1**	28.8	29.4
Total assets	**325.5**	**280.1**	**325.5**	**320.2**	**280.1**
Deposits by credit institutions	**29.8**	30.2	**29.8**	36.2	30.2
Deposits and borrowings from the public	**115.6**	104.7	**115.6**	108.0	104.7
Liabilities to policyholders	**26.8**	23.5	**26.8**	25.9	23.5
Debt securities in issue	**82.6**	59.6	**82.6**	73.7	59.6
Derivatives	**28.6**	26.7	**28.6**	31.7	26.7
Subordinated liabilities	**7.8**	5.8	**7.8**	8.3	5.8
Other liabilities and minority interests	**21.4**	16.9	**21.4**	23.5	16.9
Core equity[1]	**12.9**	12.7	**12.9**	12.9	12.7
Total liabilities and equity	**325.5**	**280.1**	**325.5**	**320.2**	**280.1**

Ratios and key figures

Earnings per share (EPS), EUR	**0.86**	0.74	**0.20**	0.21	0.17
EPS, rolling 12 months up to period end	**0.86**	0.74	**0.86**	0.83	0.74
Share price, EUR	**8.79**	7.43	**8.79**	8.31	7.43
Total shareholders' return, %	**27.5**	29.8	**6.5**	9.2	12.6
Core equity per share[1,2], EUR	**4.98**	4.63	**4.98**	4.87	4.63
Shares outstanding[2], million	**2,592**	2,735	**2,592**	2,639	2,735
Return on equity, %	**18.0**	16.9	**15.6**	17.9	15.1
Assets under management, EURbn	**151**	131	**151**	147	131
Cost/income ratio, %	**56**	60	**56**	56	59
Tier 1 capital ratio, %	**6.8**	7.3	**6.8**	7.0	7.3
Total capital ratio, %	**9.2**	9.5	**9.2**	9.9	9.5
Risk-weighted assets, EURbn	**169**	145	**169**	162	145
Number of employees (full-time equivalents)	**28,925**	28,929	**28,925**	28,730	28,929

[1] Core equity is equity excluding minority interests and revaluation reserves.

[2] See footnotes to Movements in equity on page 27.

The Group

Result summary full year 2005

Nordea reports a record result for 2005 reflecting the best year ever in all Business Areas. Operating profit was EUR 3,048m, an increase of 25% when excluding the real estate gain last year, supported by strong growth in business volumes in all areas. Total income increased by 7% and expenses were flat. Loan losses were positive in all four quarters and the credit portfolio is considered to be of a good overall quality.

Income

The focus on income growth intensified in 2005 with both hiring of specialists and new product launches to further strengthen Nordea's market position. Nordea increased its market shares particularly in the mortgage markets in Denmark and Norway as well as in some of the Baltic countries. In Sweden, market shares within new sales in Life, a focus growth area, improved significantly in the last quarter. Within the area of private life-and pension insurance, the market share of new sales increased from 2.6% in 2004 to 7.9% in 2005.

Total income increased by 7% to EUR 6,573m. Net interest income grew by 5% to EUR 3,663m as volume growth outweighed the pressure on margins. Total lending to the public increased by 17% to EUR 188bn. Strong competition in all segments put pressure on lending margins.

Net interest income in Retail Banking increased by 5% supported by growth in lending to small and medium-sized enterprises (SMEs), structured finance, deposits and consumer lending.

In Corporate and Institutional Banking, net interest income increased by 5% following growth in lending in the shipping division as well as in Poland and the Baltic countries. Nordea's lending in these markets increased 37%.

Deposits increased by 10% to EUR 116bn. Lower interest rates had a negative impact on deposit margins in the Swedish market, whereas in Norway, deposit margins stabilised following increasing short-term rates in the second half of the year.

Assets under management increased by 15% to EUR 151bn and income in Asset Management increased by 15%.

Strong focus has been devoted to developing Nordic Private Banking services resulting in a significant inflow of new customers. The inflow of customers has been supported by the introduction of a unified Nordic Private Banking offering for affluent customers, now marketed in all Nordic countries. A unified Nordic offering is also being developed for Nordea's high-net-worth customers.

For the second consecutive year Nordea was nominated best Nordic Private Bank by Euromoney.

Growth in business volumes contributed to a strong development of net commission income, which increased by 8% to EUR 1,935m. A strong improvement is noted for capital markets-related commissions. Asset management related commissions are up 13% following growth in assets under management and several product launches. Also other equity-related commissions developed strongly, commissions from brokerage were up 29% and from custody services 11%. Commissions on loans increased by 27% to EUR 335m reflecting the lending growth particularly within Retail Banking, re-mortgaging activity in Denmark as well as revenues from loan syndications within CIB. Commissions from payments were stable at EUR 709m reflecting increased card payments whereas commissions from manual transactions and giro payments decreased. Other commission income, increased by 35% to EUR 202m. This includes revenues from acquisition-finance activities which increased during the year.

Net gains/losses on items at fair value were up by 15% to EUR 615m reflecting strong results in Markets in most product areas including foreign exchange, fixed income and structured products. In addition, Life contributed to the improved income.

Other income increased by 18% to EUR 293m and includes the additional income of EUR 40m from the sale of the general insurance business in 2002 that was recognised in the first quarter 2005.

Expenses

Total expenses were unchanged at EUR 3,668m. Nordea's flat-cost target excludes depreciation of operational leasing and expenses in the Life business. Excluding these items, total expenses were EUR 3,494m compared to EUR 3,502m in 2004. Nordea has achieved the flat-cost target for the third consecutive year despite a significant increase in business volumes. Compared to the cost level in 2002, costs were, in nominal terms, 6% lower in 2005.

Staff costs increased by 3% to EUR 2,082m. The number of FTEs was unchanged at the end of 2005 compared to year-end 2004 despite the additional 75 FTEs added through the acquisition of the life business in Poland. General wage increases as well as higher variable salaries contributed to the rise in staff costs. In addition, the provision for profit sharing was EUR 65m compared to EUR 60m last year.

Other expenses were EUR 1,455m, down 1% compared to last year. The increase in business volumes has resulted in an increase in operational costs such as IT costs, but also these costs were absorbed within the flat-cost target.

Depreciations decreased by 22% to EUR 131m. Nordea's sourcing strategy in respect of real estate as well as IT resulted in lower depreciation.

The cost/income ratio continued down and was reduced to 56% compared to 60% in 2004.

Loan losses
Loan losses were positive at EUR 137m including the recovery of EUR 98m from the sale of Pan Fish shares in the second quarter.

Taxes
The effective tax rate for the year was reduced, mainly as a result of a revaluation of the deferred tax asset in Finland during the year. Such revaluation reduced Nordea's tax cost by approx. EUR 145m in 2005. Nordea's tax assets, and hence recognition of deferred taxes going forward, are subject to a continuous evaluation and depends mainly on Nordea's ability to utilise the loss carry-forward in Finland. Nominally, the unrecognised tax assets amount to approx. EUR 700m. The time limit for utilising the main part of the unrecognised tax assets expires in 2013.

The effective tax rate for 2005 was approx. 26%.

Net profit
Excluding the real-estate gain last year, net profit increased by 28%. Reported net profit increased by 9% to EUR 2,269m corresponding to a return on equity of 18.0% compared to 14.5% last year, when excluding the real-estate gain. Earnings per share increased by 16% to EUR 0.86. When excluding the real-estate gain, earnings per share increased by 34%.

Development in the fourth quarter 2005

The fourth quarter result was also strong with growth in net interest income, a significant increase in net commissions, and increased net gains/losses on items at fair value. Operating profit increased by 3% compared to the third quarter to EUR 748m. Compared with the fourth quarter last year operating profit increased by 10%.

Income
Total income increased by 6% to EUR 1,696m compared to the third quarter. Total lending increased by 4% to EUR 188bn. Net interest income increased by 1% to EUR 933m. Lending growth continued in Retail Banking as mortgage lending to personal customers increased by 3% to EUR 65bn and lending to SMEs by 3% to EUR 70bn.

Deposits increased by 7% to EUR 116bn mainly through an increase in corporate deposits.

Net commission income increased by as much as 13% to EUR 529m. Commissions from investment products increased by 16% to EUR 198m reflecting increased assets under management as a result of strong financial markets and successful product launches. An increase in commission income is also reported for lending, corporate finance, structural products and custody services. Commissions from payments were stable at EUR 179m.

Net gains/losses on items at fair value were up by 6% to EUR 147m from the third quarter reflecting positive development in Markets and Life but lower investment return in Group Treasury.

The income from Equity method almost doubled to EUR 21m mainly reflecting increased contribution from International Moscow Bank where Nordea owns 26.4%.

Expenses
Total expenses increased by 7% to EUR 956m compared to the third quarter. The increase is explained by a higher activity level in general during the quarter as well as higher variable salaries and a reservation for profit-sharing.

Staff costs increased by 2% to EUR 532m. The number of FTEs increased by approx. 195 during the last quarter of which 75 come from the acquisition of Sampo's Life business in Poland. Variable salaries increased somewhat compared to the third quarter. In addition, EUR 20m was reserved for Nordea's profit-sharing programmes to all employees, an increase of EUR 5m compared to previous quarters.

Other expenses increased by 14% to EUR 393m following higher costs mainly within marketing, IT and consultants.

Loan losses
Loan losses were positive at EUR 7m, as reversals exceeded new provisions. Overall credit quality remains strong in all markets.

Taxes
The tax expense and the effective tax rate increased somewhat in the fourth quarter. The increase reflects expenses related to taxation of derivatives based on a ruling by the Norwegian Tax Administration of EUR 67m. However, a revaluation of the deferred tax asset in Finland in the fourth quarter led to a reduction in the tax expense of EUR 45m. Nordea aims to reclaim the amount related to taxation of derivatives based on expected new legislation and related transitional rules, as well as a pending court case.

Net profit
Net profit was EUR 506m corresponding to EUR 0.20 per share and return on equity of 15.6%.

Credit portfolio
At the end of the fourth quarter, net impaired loans amounted to EUR 339m representing 0.2% of total lending. This is a reduction by 27% compared to the end of the third quarter.

The share of personal customer lending was 45%. Within personal customer lending, mortgage loans accounted for 76%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate management remains the largest industry exposure in the credit portfolio and amounts to EUR 26bn, representing 14% of the total lending portfolio.

Capital position
Following the strong lending growth, risk-weighted assets (RWA) increased by 4% during the quarter to EUR 169bn. The Tier 1 capital ratio was 6.8%, also affected by the execution of the repurchase programme in the fourth quarter which reduced the Tier 1 ratio by approx. 0.2 percentage points. During the fourth quarter Nordea raised hybrid capital in Yen corresponding to EUR 73m. The total capital ratio was 9.2%.

The "Capital Requirements Directive" was approved in October 2005 by EU and national capital adequacy legislation and consultative documents are being developed by the national supervisory authorities. During 2005 Nordea has submitted an application to the national supervisory authorities to use the Internal Ratings Based Foundation Approach for the corporate and institution portfolio starting 2007, moving gradually to Advanced Approach for all material portfolios. The standardised approach will be applied for operational risk.

The expected benefit for Nordea is a substantial reduction of risk-weighted assets, which will increase the Group's flexibility to manage its equity in a more efficient way.

Nordea upgraded by Standard & Poor's
On 29 November Standard and Poor's raised its counterparty credit rating on Nordea Bank AB from A+/A-1 to AA-/A-1+.

Nordea share
In 2005 the share price of Nordea appreciated by 23.1% on the Stockholm Stock Exchange from SEK 67 on 30 December 2004 to SEK 82.50 on 30 December 2005. Total shareholder return was 27.5% in 2005.

Repurchase of own shares
In total, Nordea repurchased 141 million shares in 2005, of which 29 million were cancelled at the AGM in April 2005.

In the fourth quarter, Nordea completed the repurchase of own shares in relation to the decision by the Board of Directors on 26 October 2005. A total of 50 million shares, or approx. 2% of the total shares in the company, were repurchased. Together with previous repurchased shares Nordea now holds 112 million repurchased shares. The Board of Directors will propose to the AGM on 5 April 2006 to reduce the share capital through cancellation of the repurchased shares.

New mandate to repurchase own shares
In order to be able to distribute excess capital to the shareholders, the Board of Directors will propose to the AGM a 5% authorisation to repurchase own shares on a stock exchange where the company's shares are listed, or by means of an acquisition offer directed to all shareholders.

Dividend
The Board of Directors will propose to the AGM a dividend of EUR 0.35 per share, corresponding to a payout ratio of 40% of net profit. This represents an increase of 25%, or EUR 0.07 per share.

The proposed record date for the dividend is 10 April 2006, and dividend payments will be made on 19 April. The ex-dividend date for the Nordea share is 6 April.

Profit sharing and management incentive
In 2005, a total of EUR 65m was provided for under Nordea's profit-sharing schemes. Of this, EUR 60m was provided for under the ordinary profit-sharing scheme for all employees, corresponding to an expected payout of approx. 80% of the maximum amount. EUR 5m was provided for under the executive incentive programme comprising some 350 managers.

In 2006 Nordea's Board of Directors has decided to increase the threshold in the existing profit-sharing programmes to support the increased ambition level. The performance criteria still reflect internal goals as well as benchmarking with competitors.

In 2006, employees can receive a maximum of EUR 2,900, of which EUR 2,100 is based on a pre-determined level of return on equity, and an additional EUR 800 based on Nordea's relative performance compared to a Nordic peer group as measured by return on equity. If all performance criteria are met, the cost of the programme will amount to a maximum of EUR 84m.

The executive incentive programme comprises some 350 managers in Nordea. The three performance criteria are Economic Profit, percentage change in total income less percentage change in total expenses, and change in total expenses 2006. Managers can receive up to a maximum of 12% of one year's basic salary if all performance criteria are met. Pay-out from the profit sharing programme is however deducted. The maximum cost of the programme will amount to EUR 6m.

None of the programmes are based on the value of the Nordea share and both programmes are capped.

Nordea strengthens advisory services to increase growth

To take advantage of the growth potential in the Swedish personal and corporate banking market, Nordea will over a two-year period increase the number of financial advisers by some 500, a 25% increase in advisory resources in Sweden. Recruiting will be both internal and external.

Lean bank

In 2005, Nordea started a so-called lean bank strategic initiative. Lean will provide benefits to Nordea's customers, shareholders and employees, as it through productivity increases will enable cost reductions and more time and quality invested in customer service. It looks at a complete end-to-end process of providing a service and enhances what gives value to the customer and takes away what does not.

Nordea's Life business

Nordea has invested in its Life business in line with the communicated growth strategy. In June, Nordea signed an agreement to purchase Sampo's Polish life and pension companies to further enhance Nordea's platform for continued profitable growth in the Polish market. The purchase price amounted to EUR 95m and the company was consolidated into Nordea's accounts 31 December. Through the acquisitions, Nordea added close to 600,000 customers in Poland.

The Swedish life insurance company Nordea Liv I was demutualised and will be consolidated from 1 January 2006. Nordea Life Holding A/S has added SEK 1,020m in capital to the new demutualised Nordea Liv I, in line with what was communicated 18 months ago. The capital injection was fully financed by Nordea Life Holding A/S and had a negligible effect on Nordea's capital ratio.

AGM

The Annual General Meeting of shareholders will be held on Wednesday 5 April 2006 in Aula Magna, Stockholm University at 10.00 am (CET) with the possibility to participate through telecommunication, in Helsinki at 11.00 am Finnish time in the Finlandia Hall and in Copenhagen at 10.00 am (CET) in Bella Center.

Outlook

The economic outlook for 2006 indicates a continued strong growth in GDP in Nordea's home markets as well as in private consumption and investments. On the back of this, Nordea's strong market position as well as the business activity among Nordea's clients, a strong volume growth is expected also in 2006. Continued margin pressure implies that income growth will be lower than the volume growth also in 2006.

During the last three years Nordea's cost base has been reduced by 6%. A strict cost management culture has been established in the Group. When the extended flat-cost target for the period 2005-2007 was communicated at the Capital Markets Day in November 2004, a gap between income and cost growth of approx 4% was implicit in the targets. In 2005 revenues increased by 7% and costs were unchanged.

For 2006, Nordea expects to achieve a gap between growth in income and costs of at least 5 percentage points. Costs are expected to be largely unchanged.

Credit quality remains strong, evidenced by seven consecutive quarters with net reversals. Based on the solid economic forecasts, as well as estimates in internal credit rating models, loan losses are expected to remain low in 2006.

Quarterly Development

EURm	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Net interest income	933	920	913	897	920	3,663	3,495
Net fee and commission income (note 1)	529	469	484	453	467	1,935	1,794
Net gains/losses on items at fair value	147	139	214	115	179	615	535
Equity method	21	11	22	13	15	67	55
Other income	66	62	61	104	65	293	248
Total operating income	**1,696**	**1,601**	**1,694**	**1,582**	**1,646**	**6,573**	**6,127**
General administrative expenses (note 2):							
Staff costs	-532	-520	-515	-515	-523	-2,082	-2,021
Other expenses	-393	-345	-364	-353	-413	-1,455	-1,466
Depreciation of tangible and intangible assets	-31	-31	-35	-34	-43	-131	-168
Total operating expenses	**-956**	**-896**	**-914**	**-902**	**-979**	**-3,668**	**-3,655**
Loan losses	7	23	101	6	10	137	-27
Disposals of tangible and intangible assets	1	0	3	2	0	6	300
Operating profit	**748**	**728**	**884**	**688**	**677**	**3,048**	**2,745**
Income tax expense	-242	-165	-179	-193	-201	-779	-667
Net profit	**506**	**563**	**705**	**495**	**476**	**2,269**	**2,078**
Earnings per share (EPS)	0.20	0.21	0.27	0.18	0.17	0.86	0.74
EPS, rolling 12 months up to period end	0.86	0.83	0.78	0.76	0.74	0.86	0.74

Note 1 Net fee and commission income, EURm	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Loans and receivables	94	83	87	71	66	335	264
Guarantees and documentary payments	24	18	18	17	25	77	106
Life insurance	48	49	44	57	47	198	170
Investment products / services	198	170	166	163	169	697	619
Deposits, payments and e-services	179	181	178	171	184	709	717
Brokerage	74	64	69	57	49	264	205
Other commission income	55	50	57	40	42	202	150
Fee and commission income	**672**	**615**	**619**	**576**	**582**	**2,482**	**2,231**
Life insurance	-24	-21	-23	-23	-20	-91	-59
Payments and e-services	-44	-40	-41	-37	-44	-162	-167
Other commission expenses	-75	-85	-71	-63	-51	-294	-211
Fee and commission expenses	**-143**	**-146**	**-135**	**-123**	**-115**	**-547**	**-437**
Net fee and commission income	**529**	**469**	**484**	**453**	**467**	**1,935**	**1,794**

Note 2 General administrative expenses, EURm	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Staff[1]	512	505	500	500	508	2,017	1,961
Profit sharing	20	15	15	15	15	65	60
Information technology[2]	133	112	124	116	120	485	459
Marketing	33	21	24	22	40	100	96
Postage, telephone and office expenses	48	49	50	52	54	199	207
Rents, premises and real estate expenses	82	87	84	84	95	337	346
Other	97	76	82	79	104	334	358
Total	**925**	**865**	**879**	**868**	**936**	**3,537**	**3,487**

[1] Variable salaries were EUR 45m in Q4 2005 (Q3 2005: EUR 35m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs in Q4 2005, including staff etc, but excluding IT expenses in the Life operations, were EUR 155m (Q3 2005: EUR 154m).

EURm Customer responsible units	Retail Banking 2005	Retail Banking 2004	Corporate and Institutional Banking 2005	Corporate and Institutional Banking 2004	Asset Mgmt 2005	Asset Mgmt 2004	Total 2005	Total 2004	Change %	Life Insurance 2005	Life Insurance 2004	Group Treasury 2005	Group Treasury 2004	Group Functions and Eliminations 2005	Group Functions and Eliminations 2004	Nordea Group 2005	Nordea Group 2004	Change %
Net interest income	3,051	2,914	426	404	40	36	3,517	3,354	5	0	0	110	97	36	44	3,663	3,495	5
Net fee and commission income	1,301	1,191	348	332	286	255	1,935	1,778	9	43	58	-6	-7	-37	-35	1,935	1,794	8
Net gains/losses on items at fair value	225	185	284	224	20	16	529	425	24	91	45	1	31	-6	34	615	535	15
Equity method	26	27	21	19	0	0	47	46	2	0	0	7	0	13	9	67	55	22
Other income	72	71	15	18	12	9	99	98	1	150	142	25	22	19	-14	293	248	18
Total operating income	**4,675**	**4,388**	**1,094**	**997**	**358**	**316**	**6,127**	**5,701**	7	**284**	**245**	**137**	**143**	**25**	**38**	**6,573**	**6,127**	7
of which allocations	*763*	*615*	*-396*	*-290*	*-276*	*-233*	*91*	*92*		*-94*	*-90*	*0*	*0*	*3*	*-2*	*0*	*0*	
Staff costs	-1,050	-1,057	-322	-294	-111	-94	-1,483	-1,445	3	-73	-64	-15	-14	-511	-498	-2,082	-2,021	3
Other expenses	-1,469	-1,443	-238	-268	-85	-96	-1,792	-1,807	-1	-61	-49	-30	-35	428	425	-1,455	-1,466	-1
Depreciations of tangible and intangible assets	-59	-45	-11	-11	-2	-2	-72	-58	24	-4	-3	0	0	-55	-107	-131	-168	-22
Total operating expenses	**-2,578**	**-2,545**	**-571**	**-573**	**-198**	**-192**	**-3,347**	**-3,310**	1	**-138**	**-116**	**-45**	**-49**	-138	-180	**-3,668**	**-3,655**	0
of which allocations	*-1,091*	*-894*	*-151*	*-193*	*19*	*15*	*-1,223*	*-1,072*		*0*	*0*	*-15*	*-14*	*1,238*	*1,086*	*0*	*0*	
Loan losses	97	18	40	51	0	0	137	69	-	0	0	0	0	0	-96	137	-27	-
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	-	0	0	0	0	6	300	6	300	-
Operating profit	**2,194**	**1,861**	**563**	**475**	**160**	**124**	**2,917**	**2,460**	**19**	**146**	**129**	**92**	**94**	**-107**	**62**	**3,048**	**2,745**	**11**
Balance sheet, EURbn																		
Loans and receivables to the public	152	130	32	27	2	2	186	159	17	1	0	0	0	1	2	188	161	17
Other assets	24	29	75	60	2	3	101	92	10	29	26	11	17	-3	-16	138	119	16
Total assets	**176**	**159**	**107**	**87**	**4**	**5**	**287**	**251**	**14**	**30**	**26**	**11**	**17**	**-2**	**-14**	**326**	**280**	**16**
Deposits and borrowings from the public	80	74	27	25	3	4	110	103	7	0	0	3	0	3	2	116	105	10
Other liabilities	90	80	78	60	1	1	169	141	20	29	25	8	17	-9	-20	197	162	22
Total liabilities	170	154	105	85	4	5	279	244	14	29	25	11	17	-6	-18	313	267	17
Economic capital/equity	6	5	2	2	0	0	8	7	14	1	1	0	0	4	5	13	13	0
Total liabilities and allocated equity	**176**	**159**	**107**	**87**	**4**	**5**	**287**	**251**	**14**	**30**	**26**	**11**	**17**	**-2**	**-14**	**326**	**280**	**16**
Other segment items																		
Capital expenditure, EURm	17	10	1	1	3	2	21	13		0	0	0	0	109	123	130	136	
Product result					**305**	**234**				**221**	**206**							

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters 2005 has been adjusted.

Retail Banking

- **Operating profit increased by 18% in 2005**
- **Total income growth amounted to 7%**
- **Double-digit growth in volumes**
- **Successful strategic initiatives mark improved change and implementation capability**

Within Retail Banking, Nordea services 9 million personal customers and 900,000 corporate customers. The business is conducted through 11 Regional Banks operating on the four Nordic markets. Products as well as support to the business come mainly from the Segments & Products unit. Implementation of the common Retail Operating Model in the four markets was largely completed during 2005.

Business development

The strong growth in volumes continued throughout 2005. Several product areas including mortgages, savings, credit cards, corporate loans noted double-digit growth. The expanding Nordic Private Banking platform, the focused Corporate Service Units as well as the increased number of specialists combined with personal and corporate bankers in the branches have been the key elements in capturing the business opportunities in the Nordic markets, resulting in a 7% increase in total income. The number of core customers increased by 7% during the year.

Year-on-year growth in SME lending increased by 15%. The growth was driven among others by structured financing. Setting up competence centres on each market with a clear relationship management model further enhanced Nordea's service and promoted growth in this area. SME deposits were up 10% in 2005. Margins on lending continued to be pressured, but the volume growth more than compensated the impact on income.

Mortgage lending increased by 15% in 2005. Margins continued to decrease in all markets except Denmark. In Sweden, volume increases largely outweighed margin pressure. The drop in net interest income in the last quarter is mainly explained by negative currency effects.

Growth in the Savings and Wealth Management area was strong, especially with mutual funds and index-linked bonds. The new Private Banking Operating Model and the roll-out of the Financial Planning Tool reinforced the customer-focused approach.

Trading income from Markets' products was one of the primary sources of income growth in 2005 following the proactive customer advisory and efforts to make the solutions increasingly familiar for SMEs.

Cards and consumer credits were given special focus in 2005 and the work will continue over to 2006 to realise the growth opportunities. Increased sales efforts and new product launches resulted in the increase of 16% in the stock of cards in 2005 and revenues from cards increased by 11% to EUR 187m. Going forward, full utilisation of the multi-channel approach and a range of marketing activities will be used to further gear up the sales.

Cost management culture was maintained through consistent process improvement initiatives, so-called Lean-projects. These projects will take full effect over the medium-term. Resources will be freed up and partly allocated to sales by first making the processes lean, secondly enabling the straight-through processing in customer interaction and finally using one common IT-system for each process across Regional Banks.

Sweden is the largest single market in the Nordic region and represents an untapped growth potential for Nordea. 40% of Nordea's customer base is in Sweden, being serviced by only 25% of Nordea branches and personnel. To tap this potential, Nordea will over a two-year period extend its branch network and recruit 500 new advisers in Sweden.

Retail Banking is focusing on increasing the number of customer facing staff. This to increase customer focus, advisory capacity and to capture profitable revenue growth opportunities. A combination of freeing up time in back- and middle-office processes, reallocating and training staff as well as external recruitments is applied. The age structure within Retail Banking will result in an increasing number of retirement in the upcoming years. Around 20% of the employees in Retail Banking are 55 year old or more. In forming the future competence mix this development is taken into account.

Result

In 2005, income in Retail Banking increased by 7% to EUR 4,675m. Net interest income increased by 5% to EUR 3,051m. Strong volume growth offset the pressure on margins. Lending margins were down year-on-year reflecting strong competition in all segments. The strongest margin pressure was seen in mortgage loans to personal customers in Finland and Sweden.

Net commission income increased by 9% to EUR 1,301m with strong growth in commissions on loans and investment products. This is partly driven by the strong net inflow to Private Banking activities as a result of the combined efforts by Retail Banking and Asset Management & Life.

Net gains/losses increased by 22% to EUR 225m reflecting the successful roll-out of Markets' products to SME clients.

Total expenses increased by 1% to EUR 2,578m. Staff costs were reduced by 1% to EUR 1,050m.
Loan losses were positive at EUR 97m, reflecting the sale of Pan Fish in Norway resulting in a total gain of EUR 98m.

Operating profit increased by 18% to EUR 2,194m. Return on economic capital was 29% (27%).

The cost/income ratio was 55% (58%).

Development in the fourth quarter 2005

Compared to the third quarter 2005, net interest income increased by 1% to EUR 783m. The strong volume growth was partly offset by margin declines. Increases in deposit volumes had a positive impact on net interest income. The lower reported average margin within consumer lending is mainly a mix-effect due to the strong growth in home equity products.

Net commission income was up 7% to EUR 353m and the growth in commissions from loans, investment funds and brokerage continued. Total income increased by 4% to EUR 1,232m. Compared to the fourth quarter last year, total income increased by 6%

Total expenses were up by 7% to EUR 675m, mainly due to higher activity in general during the quarter. Compared to the fourth quarter last year expenses increased by 2%.

Loan losses showed net reversals of EUR 13m.

The operating profit was largely unchanged at EUR 570m. Return on economic capital was 30% (28%).

The cost/income ratio was 55% (53%).

Focus in 2006

Organic growth, especially in areas where Nordea currently has an untapped potential, will be the main focus for 2006, including the expansion of the number of outlets and the customer-facing staff in Sweden. This includes further strengthening of the market position within cards and consumer credits, housing and savings products. Nordea will continue to maintain focus on time to market of new products and solutions. The SME offering will be further improved by product development in areas such as structured solutions and cash management. Lean-bank initiatives will be in focus also in 2006.

Retail Banking operating profit by main area

	Total		Regional banks in Denmark		Regional banks in Finland		Regional banks in Norway		Regional banks in Sweden		Nordic Functions	
EURm	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004
Net interest income	783	760	222	210	209	201	128	121	211	212	13	16
Net fee and commission income	353	312	102	85	94	89	31	22	125	126	1	-10
Net gains/losses on items at fair value	65	49	20	12	11	9	17	12	22	17	-5	-1
Equity method	8	16	8	4	0	0	0	0	0	0	0	12
Other operating income	23	22	2	4	10	7	4	5	3	3	4	3
Total income incl. allocations	**1,232**	**1,159**	**354**	**315**	**324**	**306**	**180**	**160**	**361**	**358**	**13**	**20**
Staff costs	-274	-274	-90	-89	-73	-72	-42	-39	-66	-70	-3	-4
Other expenses	-383	-380	-81	-78	-87	-89	-60	-57	-155	-153	0	-3
Depreciations etc.	-18	-10	-1	-3	0	0	-3	-2	-2	-2	-12	-3
Expenses incl. allocations	**-675**	**-664**	**-172**	**-170**	**-160**	**-161**	**-105**	**-98**	**-223**	**-225**	**-15**	**-10**
Loan losses	13	23	3	17	12	1	37	-1	-13	8	-26	-2
Operating profit	**570**	**518**	**185**	**162**	**176**	**146**	**112**	**61**	**125**	**141**	**-28**	**8**
Cost/income ratio, %	55%	57%	49%	54%	49%	53%	58%	61%	62%	63%		
Return on economic capital, %	30%	30%	31%	30%	38%	36%	33%	22%	23%	29%		
Other information, EURbn												
Lending	152.0	130.4	45.1	37.1	35.6	31.0	25.2	20.2	46.1	42.1		
Deposits	80.4	74.4	20.3	18.3	24.8	23.7	12.9	10.6	22.4	21.8		
Economic capital	5.5	4.9	1.7	1.6	1.3	1.2	1.0	0.8	1.5	1.4		

Retail Banking margins

Lending margins, %	Q4 2005	Q3 2005	Q4 2004	Deposit margins, %	Q4 2005	Q3 2005	Q4 2004
To corporates	1.04%	1.06%	1.13%	From corporates	0.85%	0.83%	0.92%
To households				From households	1.63%	1.67%	1.58%
- Mortgage	0.75%	0.80%	0.90%				
- Consumer	3.45%	3.59%	4.10%				

Retail Banking key figures per quarter

EURm	Full year 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Total operating income	4,675	1,232	1,183	1,149	1,111	1,159
Total operating expenses	-2,578	-675	-629	-637	-637	-663
Loan losses	97	13	21	72	-9	23
Operating profit	2,194	570	575	584	465	519
Return on economic capital, %	29	30	30	31	27	30
Cost/income ratio, %	55	55	53	55	57	58
Customer base: households, million	9.1	9.1	9.1	9.1	9.3	9.3
corporate customers, million	0.9	0.9	0.9	0.9	0.9	0.9
Number of employees (full-time equivalents)	17,373	17,373	17,266	17,278	17,230	17,286

Corporate and Institutional Banking

- **Operating profit up 19% compared to last year**
- **Income up by 10% while costs stayed flat**
- **High customer activity in Q4**

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers and to retail corporate customers. The business area has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries are part of Corporate and Institutional Banking.

Business development

Corporate Banking Division experienced a strong fourth quarter. The steady daily business flow was further complemented by many large deals related to especially merger and acquisition activities. In addition, a number of deals related to the more expansive strategy within both Pulp & Paper and Telecom were recorded.

Activity in the Financial Institutions Division increased in the fourth quarter. The focused relationship strategy towards financial institutions continues to produce results across major product areas. Nordea's new operating model for global custody services together with The Bank of New York has been well received by customers and resulted in two significant mandates during the fourth quarter for the 7th AP Fund in Sweden and Gjensidige Forsikring in Norway. Nordea's total assets under custody have reached EUR 515bn, following an increase of EUR 53bn in 2005.

Business activity in Shipping, Offshore and Oil Services Division was very high in the last quarter of 2005. The demand for financing from the offshore and oil services sectors remained firm, but the quarter also saw a continuation of the strong fundamentals in the shipping markets. The number of new contracts for shipping tonnage has, however, declined in the second half of 2005, implying a general expectation of a somewhat weaker market outlook. The deal flow was again high in the fourth quarter, in contrast to the slight dip experienced in the third quarter. Dealogic, for the second consecutive year, ranked Nordea as the number one global bookrunner and mandated lead arranger of syndicated shipping loans in 2005.

In Markets Division, customer activity in the fourth quarter was strong in all major product areas.

The targeted efforts towards leveraging small and medium-sized Nordic corporates' use of structured solutions continued with good results during the quarter. In October, Nordea was joint bookrunner on the TrygVesta IPO, the biggest IPO in Denmark in more than ten years. Nordea distributed the majority of the allocations in the Nordic region. Also in October, Nordea was joint lead manager on the Kingdom of Sweden's benchmark USD debt issue. In syndicated loans, Nordea maintained the position as the leading mandated arranger and bookrunner for Nordic corporate borrowers.

In Poland and the Baltic countries, total lending increased by 37% in 2005. Nordea increased its market shares in the fast growing housing loan markets. Mortgage lending grew by 14% during the fourth quarter while corporate loans grew by 21%. Nordea strengthened its advisory services to personal customers and the number of core customers increased by 33% during the quarter as a result of a newly launched customer programme.

Cooperation with Standard & Poor's on Equity research

The implementation of the cooperation with Standard & Poor's (S&P) on equity research is progressing. By the turn of the year S&P covered approx. 100 Nordic companies from their offices in Stockholm and London. During 2006 the cooperation will be further developed and refined. Further recruitments will be made in Stockholm and S&P will open an office in Copenhagen in the first half of 2006 to cover major Danish companies. The aim is to cover approx. 160 companies.

The investment performance of the S&P equity recommendations have outperformed the S&P Europe 350 index in 2005.

Result

In 2005, income increased by 10% to EUR 1,094m. Net interest income was up by 5% to EUR 426m reflecting the growth in lending and deposit volumes. Lending margins were somewhat lower than the previous year as a result of intense competition as well as improved customer ratings. Margins improved somewhat in the latter part of the year. Non-interest income was up by 13% to EUR 668m as a consequence of increased deal flow and the successful execution of the strategy of leveraging off-balance-sheet related income. Costs in 2005 were practically unchanged from the previous year despite increased provisions for performance-related salaries. The total number of FTEs increased by 88, due to the network expansion in Poland and the Baltic region.

Operating profit was EUR 563m, which is a 19% increase from the previous year. Return on economic capital improved to 23% (20%) and the cost/income ratio to 52% (57%).

Development in the fourth quarter 2005

Income in the fourth quarter increased by 11% to EUR 291m compared to the third quarter. The increase was driven by net interest and commission income reflecting the high customer activity in the fourth quarter. Compared to the fourth quarter 2004 total income increased by 13%. An erroneous hedge position in listed financial futures trading caused a realised loss of income of EUR 20m in the quarter. No customers have been affected.

Costs were up by 7% to EUR 147m compared to the third quarter, explained by higher provisions for performance related salaries and increased IT costs. Compared to the fourth quarter 2004 expenses were unchanged.

Loan losses remained low in the fourth quarter and amounted to EUR 6m including an increase of EUR 5m in the transfer risk provision. Operating profit for the fourth quarter totalled EUR 138m, up by 7% from the third quarter. Return on economic capital was 21% (21% in the third quarter)and the cost/income ratio was 51% (52%).

Focus in 2006

The successful focus on top-line growth in CIB will continue in 2006. CIB will continue to develop attractive product offerings. Introduction of new products and concepts and continuous strengthening of structuring capabilities within Markets are important elements to fulfill Nordea's ambition to develop the strong existing franchise and leverage on the large corporate and SME client base. CIB will further exploit growth opportunities internationally by continuing to execute the profitable organic growth strategy in Poland and the Baltics as well as expanding the scope outside the Nordic area within the pulp & paper industry.

CIB operating profit by main area

EURm	Total Q4 2005	Total Q4 2004	Corporate Banking Division[1] Q4 2005	Corporate Banking Division[1] Q4 2004	Financial Institutions Division[1] Q4 2005	Financial Institutions Division[1] Q4 2004	Shipping, Offshore and Oil services Division[1] Q4 2005	Shipping, Offshore and Oil services Division[1] Q4 2004	Poland and Baltics Q4 2005	Poland and Baltics Q4 2004	Other Q4 2005	Other Q4 2004	Markets[2] Q4 2005	Markets[2] Q4 2004
Net interest income	110	108	45	51	10	9	35	30	18	16	2	1	14	12
Net fee and commission income	87	81	32	28	28	21	15	8	6	4	6	20	17	18
Net gains/losses on items at fair value	83	57	41	26	30	24	4	3	6	4	2	0	132	125
Equity method	6	6	6	3	0	0	0	0	0	0	0	3	0	0
Other operating income	5	5	0	2	0	1	2	2	1	1	2	-1	0	1
Total income incl. allocations	**291**	**257**	**124**	**111**	**68**	**56**	**56**	**43**	**31**	**25**	**12**	**22**	**163**	**157**
Staff costs	-86	-70	-21	-19	-4	-4	-4	-4	-8	-7	-49	-36	-43	-33
Other expenses	-58	-72	-13	-22	-34	-28	-7	-6	-9	-8	5	-8	-40	-47
Depreciations etc.	-3	-3	-1	0	0	0	0	0	-3	-3	1	0	0	0
Expenses incl. allocations	**-147**	**-145**	**-35**	**-42**	**-38**	**-32**	**-11**	**-9**	**-20**	**-18**	**-43**	**-44**	**-83**	**-80**
Loan losses	-6	17	-10	17	0	0	3	0	0	0	1	0	-4	0
Operating profit	**138**	**129**	**79**	**87**	**30**	**23**	**48**	**33**	**11**	**7**	**-30**	**-21**	**76**	**77**
Other information, EURbn														
Lending	32.4	26.6	11.1	10.8	1.7	1.4	8.5	5.9	3.3	2.4	7.8	6.1	7.9	6.1
Deposits	26.8	24.9	7.0	9.1	10.9	9.0	4.3	3.0	1.8	1.3	2.8	2.5	2.9	2.6
Economic capital	1.9	1.6	0.9	0.9	0.2	0.2	0.2	0.2	0.1	0.1	0.5	0.2	0.8	0.6

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

CIB key figures per quarter

EURm	Full year 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Total operating income	1,094	291	261	272	270	257
Total operating expenses	-571	-147	-136	-150	-138	-145
Loan losses	40	-6	2	29	15	17
Operating profit	**563**	**138**	127	151	147	129
Return on economic capital, %	23	21	21	24	26	24
Cost/income ratio, %	52	51	52	55	51	56
Number of employees (full-time equivalents)	3,326	3,326	3,287	3,232	3,218	3,238

Asset Management & Life

- **Product result in Asset Management up 30%**
- **Life net written premiums up 22% in 2005**
- **Life's unit-link premium income up 62%**
- **Successful launch of new products has improved income margins**
- **Nordea has the largest number 4 and 5 star-rated funds by Morningstar among peers**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

Nordea's assets under management (AuM), supported by strong equity markets, increased by EUR 20.0bn in 2005 to EUR 150.6bn. Net inflow was EUR 5.4bn.

Net inflow into Nordic retail funds was EUR 3.0bn and AuM were EUR 43.8bn end of year. A major contributing factor has been the launch of several new retail funds during 2004 and 2005 with a combined inflow of EUR 3.5bn during 2005. The retail funds Dynamic Fixed Income and Stable Return were the most successful product launches ever in the market in Denmark, Norway and Sweden.

The development of the business platform and the high activity level resulted in a strong year for Private Banking with AuM increasing by 26% to EUR 35.0bn. Net inflow accounted for EUR 3.4bn.

International Wealth Management had a net inflow of EUR 0.2bn in 2005. AuM totalled EUR 8.5bn by the end of 2005. To further strengthen the investment process the advanced Asset Allocation Investment model used within Nordic Private Banking has been implemented in Luxembourg and Switzerland.

The Luxembourg-based European Fund Distribution (EFD) experienced in 2005 a net outflow of EUR 1.0bn of which EUR 0.8bn in the fourth quarter. The outflow was primarily related to the unwinding of structured product packages managed by professional investors that are sensitive to asset allocation shifts and short term investment performance.

Gross inflow in EFD remained at last year's high level and business relationships are maintained with clients. Measures have been taken to mitigate the outflow, including the continued development and expansion of Nordea's European sales channels and product range.

Institutional asset management had a net outflow of EUR 1.1bn in 2005, with fourth quarter accounting for a net outflow of EUR 0.1bn. AuM ended at EUR 23.0bn end of 2005 up EUR 1.2bn compared to last year.

Investment performance has clearly improved compared to last year for core investment products as well as for new products. Nordea now holds the highest number of four and five star funds rated by Morningstar in the Nordic region.

Life & Pensions experienced a solid growth in all major products. Total net written premiums in 2005 were EUR 3.1bn, up 22% compared to 2004. Net inflow of funds in Life was EUR 0.8bn.

Traditional products realised a premium growth of 9% in 2005 with the biggest growth in Denmark while unit-linked products premiums were up 62% to EUR 1.0bn, especially due to the successful development of the Kapitalpension product in Sweden.

Investment return was satisfactory in 2005, with traditional products yielding an average of 9.9%, of which the new traditional products such as the Swedish PremieGaranti yielded a return of 15.2%.

Life & Pensions launched its new multi-manager funds product Choice in the fourth quarter. As a start this product is offered to unit-link customers in Finland, but will be available to all Nordic unit-link customers during the first quarter of 2006.

As part of the overall Nordea growth plan in Sweden, Life & Pensions have implemented a strategy aiming at increasing the market share in the Swedish life insurance and pensions market. The strategy comprises recruiting of sales staff for both the private and corporate segments.

Within the area of private life-and pension insurance in Sweden, market shares increased from 2.6% in 2004 to 7.9% in 2005."Kapitalpension" a product launched in 2005, accounted for more than half of new sales of life and pension products (including occupational pension plans). Nordea launched its unit-linked Kapitalpension at the end of the second quarter and achieved a market share of 11.3% within this area in 2005.

The acquisition of the fifth largest pension company in Poland within mandatory labour market pension schemes was completed in fourth quarter. The new legal and governance structure is in place, and the integration with the existing Nordea Life activities in Poland is expected to be finalised in the first half of 2006. Cross-selling of banking services is planned to start in the first half of 2006.

Result
The product result for 2005 within Asset Management increased by 30% and reached EUR 305m. In Life the product result was EUR 221m, up 7% compared to last year.

Product result in 2005 for AM&L combined was the best ever. This can partly be ascribed to the strong markets, but also to the roll-out of several new innovative and value adding investment fund and pension products that have improved the income margins.

In Asset Management, the cost/income ratio was further reduced from 58% in 2004 to a record low 52% in 2005 reflecting improved revenue margins and realisation of scale effects in production and distribution.

In Life, the positive development is related to the strong investment returns realised in Norway in 2005, the higher volumes achieved and a doubling of the risk result to EUR 24m. As a result of the strong investment returns financial buffers has increased, now reaching 7.7% of life provisions.

Development in the fourth quarter 2005
Asset Management realised a product result of EUR 96m in the fourth quarter, an increase of 25% compared to the third quarter. Compared to the fourth quarter 2004, the product result increased by 52%.

Income margin increased from 56bp to 64bp in the fourth quarter, partly explained by the successful fund launches in Denmark and Norway in fourth quarter. In addition, performance and transaction-related fees, as well as an improved asset-mix, contributed.

The cost/income ratio was improved to 48% in the fourth quarter from 51% last quarter.

The product result in Life & Pensions was EUR 56m in the fourth quarter compared to EUR 65m in the third quarter. The third quarter was positively affected by a strong profit-sharing result in Norway. Compared to the fourth quarter last year, the product result in Life increased by 14%.

Focus in 2006
In 2006, continued focus will be on product innovation and strong investment performance, both supporting net inflow growth. In Life & Pensions, Nordea has accelerated the build-up of the distribution platform in Sweden covering the establishing of a sales force directed to retail clients as well as the expansion of the corporate sales force and the development of a broker channel. This build-up will continue through 2006 and 2007.

Asset Management & Life volumes, inflow and margins

EURbn	Q4 2005	Q4 Inflow	Total Q3 2005	Q2 2005	Q1 2005	Q4 2004
Nordic Retail funds	43.8	0.3	42.7	40.9	39.3	37.2
European Fund Distribution	6.8	-0.8	7.4	7.9	7.1	6.7
Private Banking Activities						
Nordic Private Banking	35.0	1.0	33.1	31.2	29.2	27.8
International Wealth Management	8.5	0.0	8.1	7.9	7.6	7.4
Institutional clients	23.0	-0.1	22.7	22.0	22.1	21.8
Life & pensions	33.5	0.4	32.7	31.8	30.4	29.7
Total	150.6	0.8	146.7	141.7	135.8	130.6

Key figures– Asset Management activities

EURm	Full year 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Net interest income	40	10	11	10	9	9
Net fee and commission income	562	162	138	132	130	136
Net gains/losses on items at fair value	23	10	6	3	4	4
Equity method	0	0	0	0	0	0
Other income	12	3	3	3	3	2
Total income	**637**	**185**	**158**	**148**	**146**	**151**
Staff costs	-124	-35	-30	-30	-29	-29
Other expenses	-84	-21	-20	-22	-21	-29
Depreciations etc.	-3	-1	-1	-1	0	-1
Operating expenses	**-211**	**-57**	**-51**	**-53**	**-50**	**-59**
Estimated distribution expenses in Retail Banking	-121	-32	-30	-30	-29	-29
Product result	**305**	**96**	**77**	**65**	**67**	**63**
of which income within Retail Banking	*264*	*76*	*69*	*60*	*59*	*56*
Margins[1]						
Income margins (bps)	58	64	56	55	56	60
Operating expenses margin (bps)	-19	-20	-18	-20	-19	-24
Distribution expenses margin (bps)	-11	-11	-11	-11	-11	-11
Result margin (bps)	28	34	27	24	25	25
Cost/income ratio, %	52	48	51	56	54	58
Economic capital	155	155	125	113	113	156
Assets under management, EURbn	151	151	147	142	136	131
Number of employees (full-time equivalents)	909	909	880	883	850	831

[1] Annualised margins calculated using average AuM for Asset Management Activities excl. Nordic Private Banking activities. In Q4 2005 these assets were EUR 114.1bn.

Key figures– Life activities

EURm	Full year 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Profit drivers						
Traditional insurance:						
Fee contribution/profit sharing	141	33	43	35	30	24
Contribution from cost result	0	-1	0	0	1	1
Contribution from risk result	24	10	7	2	5	2
Inv. return on Shareholder's Equity	11	1	3	4	3	2
Other profits	21	6	7	5	3	15
Total Profit Traditional	197	49	60	46	42	44
Total profit Unit linked	40	10	9	11	10	9
Estimated distribution expenses in Retail Banking	-16	-3	-4	-5	-4	-4
Total Product Result	221	56	65	52	48	49
of which income within Retail Banking	*94*	*29*	*24*	*19*	*22*	*33*
Key figures						
Premiums written, net of reinsurance	3,092	1,081	577	645	789	784
of which from Traditional business	2,059	607	404	458	590	585
of which from Unit-linked business	1,033	474	174	187	198	198
Total operating expenses	138	45	33	32	28	40
Investment assets:						
Bonds	16,357	16,357	16,451	16,720	15,864	15,254
Equities	3,782	3,782	3,514	3,059	2,969	2,722
Alternative investments	1,795	1,795	1,758	1,618	1,515	1,968
Property	2,579	2,579	2,396	2,438	2,416	2,408
Unit linked	5,338	5,338	4,932	4,606	4,316	4,095
Total investment assets	29,850	29,850	29,051	28,441	27,080	26,447
Investment return %	9.9	1.6	2.1	4.1	1.7	3.6
Technical provisions	28,513	28,513	27,664	26,959	25,860	25,236
of which financial buffers	1,654	1,654	1,515	1,389	1,175	1,177
Economic capital	974	974	983	985	872	791
Number of employees (full-time equivalents)	1,124[1]	1,124[1]	1,008	992	979	984

[1] Incl. 75 FTEs in the acquired Polish Life companies

Group Treasury

- **Operating profit maintained at high level 2005**
- **Good result in Group Funding in fourth quarter**
- **Process to issue covered bonds in Sweden initiated**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance) raising funding for the Group as well as asset and liability management.

Group Investment's activities are related to the Group's equity. Within certain risk limits, Group Investment takes positions mainly in fixed-income instruments including derivatives. Earnings in Group Investment are defined as the net of return on investment and the return target, ie the expected average medium-term risk-free return over time, defined as the funding cost. The funding cost is directly correlated to the interest paid to business areas on their allocated economic capital. The rate is set annually and it is adjusted based on the prevailing market rate. In 2005, the funding cost was 3%.

Group Funding is responsible for all funding for the Group and functions as a centre for all flows of funds within the Group. All assets and liabilities, either with fixed or floating rate, are funded through Group Funding. This process allows Group Funding to match any surplus liquidity in one part of the organisation with liquidity needs of the same maturity and currency in another part of the organisation. The difference of approx. EUR 90 bn between assets and liabilities, stemming from customer activity, represents the amount of funding that Nordea is raising from the domestic and international fixed income and money market. To facilitate its funding operations, Nordea has sizeable funding programmes in all relevant markets, allowing investors access to a true pan-nordic credit risk. Group Funding aims further to generate income by utilising opportunities based on the slope and movement in the yield curves.

The improved credit rating and strong balance sheet of Nordea, coupled with the strong name recognition in the international capital market is increasingly providing opportunities for attractive funding opportunities.

Business development

Market conditions in interest rate markets were challenging in the fourth quarter. Short-term interest rates went up 50bp, but the 10-year rate increased less than 20bp following pension fund ALM driven demand late in the quarter. After a difficult October most equity markets ended positively in the fourth quarter.

Following tightening of credit spreads, Nordea increased its issuance activities in the Nordic and international capital markets, including covered bonds and other senior funding, at very attractive spreads.

During 2005 Nordea increased its borrowings from EUR 65bn to EUR 90bn. The liquidity in the Bank's funding programmes has been very good.

During 2005 Nordea raised EUR 2.4bn in subordinated capital. Nine separate deals, with nine different structures, ranking from Tier 1 to Lower Tier II, were issued including the issuance of hybrid capital in Yen corresponding to EUR 73m in the fourth quarter. Nordea carefully monitors its diversification of funding and has the ability to raise attractive subordinated debt in many different markets. In June, Nordea was nominated Best Financial Borrower in the 2005 Borrower awards, by Euromoney.

Mortgage lending is a key area for Nordea. Nordea has three mortgage companies, Nordea Kredit Denmark, Nordea Hypotek Sweden and Norgeskreditt in Norway. In December Nordea Hypotek received a license from the Swedish Financial Supervisory Authority to issue covered bonds pursuant to the new Swedish Covered Bond Act. Nordea Hypotek has announced its ambition to obtain triple-A rating on its covered bonds. Provided that the desired rating is obtained the company plans a conversion to covered bonds during the second quarter of 2006.

At the end of December, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 8m compared to EUR 30m at the end of the third quarter. The risk related to equities, calculated as VaR, was EUR 37m compared to EUR 35m at the end of September. The VaR figure comprises all types of equities including listed, unlisted and private equity.

The structural interest income risk (SIIR) in the Group, which shows the effect on net interest income in the next 12 months, was EUR 154m assuming increased market rates by 100 basis points and EUR -175m assuming decreased market rates by 100 basis points. At the end of the third quarter the corresponding figures were EUR 140m and EUR -182m.

Result

Group Treasury's result can be divided into investment-related result and funding-related result.

Operating profit in Group Investment was EUR -6m compared to EUR 8m last year. The gross investment return was 3.1%, ie slightly above the funding cost. Total expenses amounted to EUR 15m. Operating profit in Group Funding was EUR 98m compared to EUR 86m in 2004. The good result was achieved thanks to successful positions based on the slope and movement in the short term Nordic currency yield curves.

Development in the fourth quarter

Operating profit in Group Investment was EUR -23m. The annualised gross investment return in the fourth quarter was 2.4% ie below the return target. Losses on fixed income were only partly offset by gains in equities. Operating profit in Group Funding was EUR 26m compared to EUR 9m in the third quarter.

Group Treasury operating profit by main area

EURm	Q4 2005	Q4 2004	Group Investment Q4 2005	Group Investment Q4 2004	Group Funding Q4 2005	Group Funding Q4 2004
Net interest income	34	37	-12	-14	46	51
Net fee and commission income	-2	-1	-1	-1	-1	0
Net gains/losses on items at fair value	-31	38	-21	52	-10	-14
Equity method	7	0	7	0	0	0
Other operating income	7	0	7	0	0	0
Total income incl. allocations	15	74	-20	37	35	37
Staff costs	-4	-4	-1	-1	-3	-3
Other expenses	-8	-10	-2	-3	-6	-7
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	-12	-14	-3	-4	-9	-10
Operating profit	3	60	-23	33	26	27

Group Treasury key figures per quarter

EURm	Full year 2005	Q4 2005	Q3 2005	Q2 2005	Q1 2004	Q4 2004
Total operating income	137	15	-2	91	33	74
Total operating expenses	-45	-12	-12	-10	-11	-14
Operating profit	92	3	-14	81	22	60
Cost/income ratio, %	33	80	n/a	11	33	19
Bonds, EURm	10,388	10,388	17,548	15,083	16,116	16,261
Equities, EURm	445	445	415	582	343	367
Investments, EURm	10,833	10,833	17,963	15,665	16,459	16,628
Number of employees (full-time equivalents)	97	97	95	92	97	98

Segment reporting

Nordea's operations are organised into three business areas: Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The business areas operate as profit centres. Group Treasury conducts the Group's financial management operations. Group Functions and Eliminations include the unallocated results of the group functions, Group Processing and Technology, Group Corporate Centre (excluding Group Treasury), Group Credit and Risk Control and Group Legal and Compliance. This segment also includes items needed to reconcile the Nordea Group.

The principles used in the segment reporting are described below. Within Nordea, customer responsibility is fundamental. The Group's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. When calculating return on economic capital standard tax is applied.

Economic profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

When allocating income and costs between business areas and group functions a gross principle is applied, with the implication that cost is allocated separately from income. Cost is allocated according to calculated unit prices and the individual business areas' consumption. Income is allocated following the underlying business transactions combined with the identification of the customer responsible unit.

Internal allocations of income and expenses are performed in such a way that allocated expenses from a business unit are subtracted from the expenses and added to the expenses in the receiving business unit, with the result that all allocations add to zero on Group level. The same principle is applied for income allocations.

Central provisions for loan losses, governed by Group Credit and Risk Control, are reported within the respective business area as from the fourth quarter 2005 instead of being part of Group Functions and Eliminations.

The assets allocated to the business areas include trading assets, loans and receivables to the public as well as to credit institutions. The liabilities allocated to the business areas include deposits from the public as well as by credit institutions.

Included in business areas' assets and liabilities are also other assets and liabilities directly related to the specific business area or group function, such as accrued interest, fixed assets and goodwill. All other assets and liabilities, and certain items required to reconcile balances to the Nordea Group are placed in the segment Group Functions and Eliminations.

Funds-transfer pricing is based on current market interest rates and used against all assets and liabilities allocated or booked in the business areas or group functions, resulting in a remaining net interest income in business areas driven in essence from margins on lending and deposits.

Goodwill generated as part of business areas' strategic decisions is included in business areas' balances. Goodwill arising from the creation of Nordea is not allocated, but is placed as part of Group Functions and Eliminations.

Economic Capital is allocated to the business areas according to risks taken. As part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income according to the use of Economic Capital.

Group internal transactions between countries and legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is fully consolidated into the relevant business areas based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

The segment Group Functions and Eliminations contains expenses in Group Functions not defined as services to business areas, profits from companies accounted for under the equity method which are not included in the customer responsible units as well as certain other items required to reconcile the income statement within the Nordea Group.

	Retail Banking					Corporate and Institutional Banking					Asset Management					Sub-total				
EURm	Q4	Q3	Q2	Q1	Q4	Q4	Q3	Q2	Q1	Q4	Q4	Q3	Q2	Q1	Q4	Q4	Q3	Q2	Q1	Q4
Customer responsible units	2005	2005	2005	2005	2004	2005	2005	2005	2005	2004	2005	2005	2005	2005	2004	2005	2005	2005	2005	2004
Net interest income	783	777	752	739	760	110	102	109	105	108	10	11	10	9	9	903	890	871	853	877
Net fee and commission income	353	331	314	303	312	87	77	104	80	81	85	66	68	67	77	525	474	486	450	470
Net gains/losses on items at fair value	65	51	59	50	49	83	74	51	76	57	7	6	3	4	4	155	131	113	130	110
Equity method	8	8	7	3	16	6	5	3	7	6	0	0	0	0	0	14	13	10	10	22
Other income	23	16	17	16	22	5	3	5	2	5	3	3	3	3	2	31	22	25	21	29
Total operating income	**1,232**	**1,183**	**1,149**	**1,111**	**1,159**	**291**	**261**	**272**	**270**	**257**	**105**	**86**	**84**	**83**	**92**	**1,628**	**1,530**	**1,505**	**1,464**	**1,508**
of which allocations	*234*	*189*	*186*	*134*	*178*	*-126*	*-93*	*-106*	*-71*	*-87*	*-79*	*-72*	*-65*	*-60*	*-58*	*29*	*24*	*15*	*23*	*33*
Staff costs	-274	-261	-255	-260	-274	-86	-76	-83	-77	-70	-32	-27	-26	-26	-26	-392	-364	-364	-363	-370
Other expenses	-383	-353	-369	-364	-380	-58	-57	-65	-58	-72	-21	-20	-23	-21	-29	-462	-430	-457	-443	-481
Depreciations of tangible and intagible assets	-18	-15	-13	-13	-9	-3	-3	-2	-3	-3	0	-1	-1	0	-1	-21	-19	-16	-16	-13
Total operating expenses	**-675**	**-629**	**-637**	**-637**	**-663**	**-147**	**-136**	**-150**	**-138**	**-145**	**-53**	**-48**	**-50**	**-47**	**-56**	**-875**	**-813**	**-837**	**-822**	**-864**
of which allocations	*-289*	*-260*	*-292*	*-250*	*-237*	*-37*	*-38*	*-38*	*-38*	*-43*	*6*	*5*	*4*	*4*	*6*	*-320*	*-293*	*-326*	*-284*	*-274*
Loan losses	13	21	72	-9	23	-6	2	29	15	17	0	0	0	0	0	7	23	101	6	40
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**570**	**575**	**584**	**465**	**519**	**138**	**127**	**151**	**147**	**129**	**52**	**38**	**34**	**36**	**36**	**760**	**740**	**769**	**648**	**684**
Balance sheet, EURbn																				
Loans and receivables to the public	152	147	141	135	130	32	32	31	27	27	2	2	2	2	2	186	181	174	164	159
Other assets	24	23	25	21	29	75	76	82	68	60	2	2	2	2	3	101	101	109	91	92
Total assets	**176**	**170**	**166**	**156**	**159**	**107**	**108**	**113**	**95**	**87**	**4**	**4**	**4**	**4**	**5**	**287**	**282**	**283**	**255**	**251**
Deposits from the public	80	78	76	74	74	27	23	25	27	25	3	4	4	4	4	110	105	105	105	103
Other liabilities	90	87	85	77	80	78	83	86	66	60	1	0	0	0	1	169	170	171	143	141
Total liabilities	**170**	**165**	**161**	**151**	**154**	**105**	**106**	**111**	**93**	**85**	**4**	**4**	**4**	**4**	**5**	**279**	**275**	**276**	**248**	**244**
Economic capital/equity	6	5	5	5	5	2	2	2	2	2	0	0	0	0	0	8	7	7	7	7
Total liabilities and allocated equity	**176**	**170**	**166**	**156**	**159**	**107**	**108**	**113**	**95**	**87**	**4**	**4**	**4**	**4**	**5**	**287**	**282**	**283**	**255**	**251**
Other segment items																				
Capital expenditure, EURm	3	3	3	8	2	0	0	1	0	1	1	1	1	1	1	4	4	5	9	4
Product result											96	77	65	67	63					

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters in 2005 has been adjusted.

EURm	Life Insurance					Group Treasury					Group Functions and Eliminations					Nordea Group				
Customer responsible units	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Net interest income	0	0	0	0	0	34	19	18	39	37	-4	11	24	5	6	933	920	913	897	920
Net fee and commission income	4	11	9	19	4	-2	-1	-2	-1	-1	2	-15	-9	-15	-6	529	469	484	453	467
Net gains/losses on items at fair value	33	32	23	3	15	-31	-21	68	-15	38	-10	-3	10	-3	16	147	139	214	115	179
Equity method	0	0	0	0	0	7	0	0	0	0	0	-2	12	3	-7	21	11	22	13	15
Other income	38	36	40	36	41	7	1	7	10	0	-10	3	-11	37	-5	66	62	61	104	65
Total operating income	**75**	**79**	**72**	**58**	**60**	**15**	**-2**	**91**	**33**	**74**	**-22**	**-6**	**26**	**27**	**4**	**1,696**	**1,601**	**1,694**	**1,582**	**1,646**
of which allocations	*-29*	*-24*	*-19*	*-22*	*-33*	*0*	*0*	*0*	*2*	*2*	*0*	*0*	*4*	*-3*	*-2*	*0*	*0*	*0*	*0*	*0*
Staff costs	-21	-18	-18	-16	-19	-4	-4	-4	-3	-4	-115	-134	-129	-133	-130	-532	-520	-515	-515	-523
Other expenses	-23	-14	-12	-12	-20	-8	-8	-6	-8	-10	100	107	111	110	98	-393	-345	-364	-353	-413
Depreciations of tangible and intagible assets	-1	-1	-2	0	-1	0	0	0	0	0	-9	-11	-17	-18	-29	-31	-31	-35	-34	-43
Total operating expenses	**-45**	**-33**	**-32**	**-28**	**-40**	**-12**	**-12**	**-10**	**-11**	**-14**	**-24**	**-38**	**-35**	**-41**	**-61**	**-956**	**-896**	**-914**	**-902**	**-979**
of which allocations	*0*	*0*	*0*	*0*	*0*	*-4*	*-4*	*-3*	*-4*	*-2*	*324*	*297*	*329*	*288*	*276*	*0*	*0*	*0*	*0*	*0*
Loan losses	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-30	7	23	101	6	10
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	1	0	3	2	0	1	0	3	2	0
Operating profit	**30**	**46**	**40**	**30**	**20**	**3**	**-14**	**81**	**22**	**60**	**-45**	**-44**	**-6**	**-12**	**-87**	**748**	**728**	**884**	**688**	**677**
Balance sheet, EURbn																				
Loans and receivables to the public	1	0	0	0	0	0	0	0	2	0	1	1	1	4	2	188	182	175	170	161
Other assets	29	29	28	27	26	11	18	16	14	17	-3	-10	-17	-18	-16	138	138	136	114	119
Total assets	**30**	**29**	**28**	**27**	**26**	**11**	**18**	**16**	**16**	**17**	**-2**	**-9**	**-16**	**-14**	**-14**	**326**	**320**	**311**	**284**	**280**
Deposits from the public	0	0	0	0	0	3	0	0	0	0	3	3	1	0	2	116	108	106	105	105
Other liabilities	29	28	27	26	25	8	18	16	16	17	-9	-17	-21	-18	-21	197	199	193	167	162
Total liabilities	**29**	**28**	**27**	**26**	**25**	**11**	**18**	**16**	**16**	**17**	**-6**	**-14**	**-20**	**-18**	**-19**	**313**	**307**	**299**	**272**	**267**
Economic capital/equity	1	1	1	1	1	0	0	0	0	0	4	5	4	4	5	13	13	12	12	13
Total liabilities and allocated equity	**30**	**29**	**28**	**27**	**26**	**11**	**18**	**16**	**16**	**17**	**-2**	**-9**	**-16**	**-14**	**-14**	**326**	**320**	**311**	**284**	**280**
Other segment items																				
Capital expenditure, EURm	0	0	0	0	2	0	0	0	0	0	38	28	34	8	37	42	32	39	17	43
Product result	**56**	**65**	**52**	**48**	**49**															

As from Q4 2005 central loan loss provisions are reported within the respective business area instead of within "Group functions and eliminations". Allocations of income and costs in foreign branches (mainly London and New York) to respective customer responsible units have been refined in Q4 2005. Data for previous quarters in 2005 has been adjusted.

Income statement

EURm	Note	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Operating income					
Interest income		*2,236*	*2,073*	*8,453*	*7,964*
Interest expense		*-1,303*	*-1,153*	*-4,790*	*-4,469*
Net interest income		933	920	3,663	3,495
Fee and commission income		*672*	*582*	*2,482*	*2,230*
Fee and commission expense		*-143*	*-115*	*-547*	*-436*
Net fee and commission income		529	467	1,935	1,794
Net gains/losses on items at fair value	2	147	179	615	535
Profit from companies accounted for under the equity method		21	15	67	55
Dividends		0	0	11	6
Other operating income		66	65	282	242
Total operating income		**1,696**	**1,646**	**6,573**	**6,127**
Operating expenses					
General administrative expenses:					
Staff costs		-532	-523	-2,082	-2,021
Other expenses		-393	-413	-1,455	-1,466
Depreciation, amortisation and impairment charges of tangible and intangible assets		-31	-43	-131	-168
Total operating expenses		**-956**	**-979**	**-3,668**	**-3,655**
Loan losses	3	7	10	137	-27
Disposals of tangible and intangible assets		1	0	6	300
Operating profit		**748**	**677**	**3,048**	**2,745**
Income tax expense		-242	-201	-779	-667
Net profit		**506**	**476**	**2,269**	**2,078**
Attributable to:					
Shareholders of Nordea Bank AB (publ)		502	475	2,263	2,075
Minority interest		4	1	6	3
		506	**476**	**2,269**	**2,078**
Earnings per share, EUR		0.20	0.17	0.86	0.74
Earnings per share, after full dilution, EUR		0.20	0.17	0.86	0.74

Balance sheet

EURm	Note	31 Dec 2005	31 Dec 2004
Assets			
Cash and balances with central banks		2,526	4,585
Treasury bills and other eligible bills		7,280	8,608
Loans and receivables to credit institutions	4	31,578	24,774
Loans and receivables to the public	4	188,460	161,060
Interest-bearing securities		36,121	29,765
Shares		12,901	10,242
Derivatives	6	28,876	26,366
Fair value changes of the hedged items in portfolio hedge of interest rate risk		282	-
Investments in associated undertakings		566	561
Intangible assets		2,221	2,101
Property and equipment		303	443
Investment property		2,750	2,484
Deferred tax assets		352	450
Current tax assets		41	66
Prepaid expenses and accrued income		1,405	1,656
Other assets		9,887	6,913
Total assets		**325,549**	**280,074**
Of which assets customer bearing the risk		*9,780*	*7,515*
Liabilities			
Deposits by credit institutions		29,790	30,156
Deposits and borrowings from the public		115,550	104,704
Liabilities to policyholders		26,830	23,480
Debt securities in issue		82,609	59,579
Derivatives	6	28,602	26,675
Fair value changes of the hedged items in portfolio hedge of interest rate risk		58	-
Current tax liabilities		383	151
Other liabilities		18,044	13,504
Accrued expenses and prepaid income		1,874	1,996
Deferred tax liabilities		423	598
Provisions		100	192
Retirement benefit obligations		504	545
Subordinated liabilities		7,822	5,818
Total liabilities		**312,589**	**267,398**
Equity			
Minority interests		41	13
Revaluation reserves		1	-
Core equity			
Share capital		1,072	1,128
Share premium account		4,284	4,284
Other reserves		-229	-147
Retained earnings		7,791	7,398
Total core equity		**12,918**	**12,663**
Total equity		**12,960**	**12,676**
Total liabilities and equity		**325,549**	**280,074**
Assets pledged for own liabilities		22,620	23,003
Other assets pledged		4,529	3,369
Contingent liabilities		16,349	13,955
Commitments		2,213,772	1,587,512

Movements in equity

EURm	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total core equity	Revaluation reserves	Minority interests	Total equity
	Attributable to shareholders of Nordea Bank AB (publ)							
Balance at end of year, at 31 Dec 2004	1,128	4,284	-147	7,398	12,663	-	13	12,676
Change in accounting policies:								
IAS 39 Financial instruments				-61	-61			-61
Other changes				-20	-20			-20
Balance at beginning of year, at 1 Jan 2005	1,128	4,284	-147	7,317	12,582	-	13	12,595
Net change in available-for-sale investments, net of tax						1		1
Currency translation differences			-82		-82			-82
Dividend for 2004				-740	-740			-740
Reduction of share capital[3]	-56			56	0			0
Purchases of own shares[2,3]				-1,105	-1,105			-1,105
Other changes							22	22
Net profit for the year				2,263	2,263		6	2,269
Balance at 31 Dec 2005	1,072	4,284	-229	7,791	12,918	1	41	12,960

EURm	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total core equity	Revaluation reserves	Minority interests	Total equity
	Attributable to shareholders of Nordea Bank AB (publ)							
Balance at end of year, at 31 Dec 2003 (Swedish GAAP)	1,160	4,284	-211	6,944	12,177	-	-	12,177
Change in accounting policies:								
IAS 1 Minority interests							13	13
IAS 19 Pension				-183	-183			-183
IAS 36 Impairment of assets				-29	-29			-29
Other opening balance issues				-15	-15			-15
Balance at beginning of year, at 1 Jan 2004 (IFRS)	1,160	4,284	-211	6,717	11,950	-	13	11,963
Currency translation differences			64		64			64
Dividend for 2003				-696	-696			-696
Reduction of share capital[3]	-32			32	0			0
Purchases of own shares[2,3]				-730	-730			-730
Other changes							-3	-3
Net profit for the year				2,075	2,075		3	2,078
Balance at 31 Dec 2004	1,128	4,284	-147	7,398	12,663	-	13	12,676

[1] Total shares registered was 2,706 million (31 Dec 2004: 2,847 million).

[2] Refers to the change in the trading portfolio and Nordeas shares within portfolio schemes in Denmark. The number of own shares in the trading portfolio and within the portfolio schemes at 31 Dec 2005 was 2.5 million (31 Dec 2004: 6.7 million).

[3] The number of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares was at 31 Dec 2005 was 112.2 million (31 Dec 2004: 111.7 million). Total repurchased own shares Jan-Dec 2005 was 140.7 million (Jan-Dec 2004: 111.7 million). The average number of own shares Jan-Dec 2005 was 163.0 million (Jan-Dec 2004: 128.7 million). The Annual General Meeting (AGM) decided on 8 April 2005 (31 March 2004) to reduce the share capital by EUR 55,548,131.94 (EUR 32,343,080.72). The cancellation was registered on 19 September 2005 (26 October 2004). The reductions have been made through retirement without payment.

Cash-flow statement

EURm	Jan-Dec 2005	Jan-Dec 2004
Operating activities		
Operating profit	3,048	2,745
Adjustments for items not included in cash flow	74	172
Income taxes paid	-577	-463
Cash flow from operating activities before changes in operating assets and liabilities	2,545	2,454
Changes in operating assets and liabilities		
Change in treasury bills and other eligible bills	1,328	-958
Change in loans and receivables to credit institutions	-7,979	4,774
Change in loans and receivables to the public	-27,418	-15,854
Change in interest-bearing securities	-5,158	5,298
Change in shares	-2,808	-2,204
Change in derivatives, net	-429	-537
Change in investment property	-266	-193
Change in other assets	-2,959	-3,916
Change in deposits by credit institutions	-369	1,062
Change in deposits and borrowings from the public	10,845	9,146
Change in liabilities to policyholders	3,333	2,252
Change in debt securities in issue	22,896	-5,339
Change in other liabilities	4,534	2,072
Cash flow from operating activities	-1,905	-1,943
Investing activities		
Acquisitions of shares in group undertakings	-96	-
Sale of shares in group undertakings	0	4
Acquisition of investments in associated undertakings	-43	-18
Sale of investment in associated undertaknings	48	70
Acquisition of property and equipment	-56	-107
Sale of property and equipment	70	843
Acquisition of intangible assets	-54	-36
Sale of intangible assets	1	1
Purchase/sale of other financial fixed assets	-1,179	408
Cash flow from investing activities	-1,309	1,165
Financing activities		
Issued subordinated liabilities	2,860	1,615
Amortised subordinated liabilities	-1,111	-743
Repurchase of own shares incl change in trading portfolio	-1,105	-730
Dividend paid	-740	-696
Cash flow from financing activities	-96	-554
Cash flow for the year	**-3,310**	**-1,332**
Cash and cash equivalents at beginning of year	**6,922**	**8,211**
Exchange rate difference	64	43
Cash and cash equivalents at end of year	**3,676**	**6,922**
Change	**-3,310**	**-1,332**

Cash and cash equivalents

The following items are included in cash and cash equivalents (EURm):	31 Dec 2005	31 Dec 2004
Cash and balances with central banks	2,526	4,585
Loans and receivables to credit institutions, payable on demand	1,150	2,337

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:
- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Basis for presentation

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

Comparative figures

The comparative figures for 31 December 2004 includes effects of all relevant IFRSs apart from IFRS 4 and revised IAS 39 that came into force in 2005.

In the Annual report for 2004 Swedish GAAP was applied. The main differences between Swedish GAAP and IFRS principles affecting the financial statements and the comparative figures for 2004 of Nordea are:

IAS 1, Presentation of Financial Statements

According to Swedish GAAP minority interests were deducted from equity and separately disclosed. In accordance with IAS 1 and IAS 27 minority interests are now included as a separate component in equity.

IFRS 3, Business Combinations and IAS 27 Consolidated and Separate Financial Statements

Under Swedish GAAP (FFFS Regulations) certain exceptions from full consolidation have previously been permitted, the major exception being the life insurance business. Life was earlier disclosed in one line in the income statement and in separate lines for assets and liabilities respectively in the balance sheet, but is now consolidated line-by-line. Group undertakings that are not credit institutions, securities companies or insurance companies were earlier consolidated in accordance with the equity method. Following the implementation of IFRS these are now consolidated line-by-line.

Goodwill acquired in business combinations is no longer amortised. As previously impairment tests are performed at least on a yearly basis.

IAS 36, Impairment of Assets

Compared to Swedish GAAP (based on a previous version of IAS 36), the revision of IAS 36 has introduced new principles during 2003. These changes have affected the opening balance as of 1 January 2004.

Changed accounting policies

The standards IFRS 4 and revised IAS 39 came into force in 2005 and have affected the opening balance of 1 January 2005.

IFRS 4, Insurance Contracts

Implementation of IFRS 4 and IAS 39 has affected the measurement and classification of assets and liabilities in the life insurance business. Fair value measurement of the assets was, however, already in 2004 and previously the main measurement principle in Nordea's life insurance business.

Following the implementation of IFRS 4 expenses related to acquisition of investment contracts are amortised due to DAC-standard (Deferred Acquisition Costs). The amortisation of these expenses is made over the estimated lifetime of the acquired contracts. The effect on the income statement is minor.

IAS 39, Financial Instruments: Recognition and Measurement

Classification of financial instruments

Each financial instrument within the scope of IAS 39 has been classified into one of the following categories:

Financial assets

- Financial assets at fair value through profit or loss
  - Held for trading
  - Financial assets designated as measured at fair value through profit or loss
- Loans and receivables
- Held to maturity investments
- Available for sale financial assets

Financial liabilities

- Financial liabilities at fair value through profit or loss
  - Held for trading
  - Financial liabilities designated as measured at fair value through profit or loss
- Other financial liabilities

The classification is the basis for how each financial instrument is measured in the balance sheet after initial recognition and how changes in value are recognised.

Measurement of financial instruments

Financial assets at fair value through profit or loss and financial liabilities held for trading are measured at fair value and changes in fair values are recognised directly in the income statement.

Financial assets classified as available for sale are also measured at fair value. However, effects of changes in interest rates are recognised directly in equity as a separate component (revaluation reserves). Interest income and changes in fair value attributable to changes in exchange rates are recognised in the income statement.

Financial assets classified as loans and receivables, held to maturity investments as well as other financial liabilities are measured at amortised cost.

Recognition and derecognition of financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when Nordea becomes a party to the contractual provisions of the financial instrument.

A financial asset is derecognised when the contractual rights to the cash flow from the financial asset expire, or when the financial asset is sold.

A financial liability is removed from the balance sheet when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expired.

Derivatives, quoted securities and foreign exchange transactions are recognised and derecognised using trade date accounting.

Interest income from impaired loans
Implementation of IAS 39 regarding impairment means that the interest income from impaired loans is recognised as interest income, calculated at the effective interest rate, while the value of a loan at the time of impairment is calculated based on net present value of future cash flows discounted with the original effective interest rate.

Loan loss provisions
General loan loss provisions are not allowed under IAS 39. The standard instead requires impairment to be identified in groups of loans with similar risk characteristics. Consequently, Nordea has partly reclassified general provisions to provisions by group (collective impairment). Remaining general provisions have been dissolved.

Hedge accounting
Following the implementation of IAS 39 all derivatives are measured at fair value, also those that previously were accounted for under deferral hedge accounting requirements. Fair value hedge accounting is applied, meaning that both the hedging instrument and the hedged item are measured at fair value, with changes in fair values recognised directly in the income statement.

Issued mortgage bonds and related mortgage loans
The issued Danish mortgage bonds and closely related mortgage loans in the fully owned subsidiary Nordea Kredit Realkreditaktieselskab are measured at fair value. The measurement of these items at fair value had, however, no net effect on equity in the opening balance as at 1 January 2005.

Upfront fees on loans
Implementation of IAS 39 regarding the measurement of loans at amortised cost using the effective interest rate method means that fees received when entering into a loan agreement are to be amortised over the expected lifetime of the loans as part of the measurement. The effect on equity in the opening balance as at 1 January 2005 was EUR -127m. The effect on the income statement for 2005 was not material.

Effects of IFRS
In total the implementation of IAS 39 has had an effect of approximately EUR -6m on the operating profit for the year 2005.

The IFRS opening balance 1 January 2005 has been changed compared to what have been presented previously during 2005. The changes are mainly related to the above-mentioned amortisation of received upfront fees on lending. The effects, per standard, of applying IFRS in the income statement and in the balance sheet are disclosed in the below tables.

Amendment to IAS 39

In June 2005 IAS 39 was amended with rules on the Fair Value Option, which were endorsed by the EU in November 2005. The overall consequence of the amended rules is that Nordea can continue to measure issued Danish mortgage bonds and the closely related mortgage loans at fair value.

As the discussions on the amendments to IAS 39 on the hedge accounting rules are still ongoing, this consequently continues to be closely monitored by Nordea.

Additional information

Additional information about the implementation of IFRS is found in Nordea's Annual Report 2004 and in the interim report for the first quarter 2005 as well as on Nordea's website (www.nordea.com/IR).

EURm	Total Income	Total expenses	Loan losses	Total disposals	Taxes	Net profit
Swedish GAAP full year 2004	6,074	-3,674	-27	-	-667	1,914
IAS 27, Life line-by-line	298	-142	-	-	-	-
IFRS 3, Goodwill amortisation	-	161	-	-	-	161
IAS 1, Equity method companies	55	-	-	-	-	-
IAS 1, Sale of property and equipment	-300	-	-	300	-	-
IAS 1, Minority interests	-	-	-	-	-	3
IFRS Full year 2004	**6,127**	**-3,655**	**-27**	**300**	**-667**	**2,078**

Balance sheet, EURm	Swedish GAAP 31 Dec 2003	IAS 19	IAS 27/ IFRS 3	IAS 36	Other	IFRS 1 Jan 2004
Assets						
Treasury bills and other eligible bills	12,016	-	-	-	-4,363	7,653
Loans and receivables to credit institutions	28,728	-	3	-	4,365	33,096
Loans and receivables to the public	145,644	-	345	-	-641	145,348
Interest-bearing securities and shares	20,649	-	19,827	-	3,250	43,726
Derivatives	18,941	-	-	-	-	18,941
Other assets	36,212	34	-19,606	-29	-2,618	13,993
Total assets	**262,190**	**34**	**569**	**-29**	**-7**	**262,757**
Liabilities and equity						
Deposits by credit institutions	28,753	-	342	-	7	29,102
Deposits and borrowings from the public	95,556	-	3	-	-1	95,558
Liabilities to policyholders	-	-	21,227	-	-	21,227
Debt securities in issue	64,380	-	538	-	-	64,918
Derivatives	19,917	-	-	-	-	19,917
Subordinated liabilities	5,115	-	-	-	-	5,115
Other liabilities and minority interests	36,292	217	-21,548	-	9	14,970
Core equity	12,177	-183	7	-29	-22	11,950
Total liabilities and equity	**262,190**	**34**	**569**	**-29**	**-7**	**262,757**

Balance sheet, EURm	Swedish GAAP 31 Dec 2004	IAS 27/ IFRS 3	IAS 36	Other/ reclassi-fication IAS 39	IFRS 31 Dec 2004	IAS 39	IFRS 1 Jan 2005
Assets							
Treasury bills and other eligible bills	12,797	-	-	-4,189	8,608	-	8,608
Loans and receivables to credit institutions	20,614	2	-	4,158	24,774	4	24,778
Loans and receivables to the public	161,148	-104	-	16	161,060	82	161,142
Interest-bearing securities and shares	15,355	21,528	-	3,124	40,007	-3	40,004
Derivatives	26,367	-	-	-1	26,366	331	26,697
Other assets	39,758	-20,800	-29	331	19,260	416	19,676
Total assets	276,039	626	-29	3,439	280,075	830	280,905
Liabilities and equity							
Deposits by credit institutions	30,153	-	-	3	30,156	3	30,159
Deposits and borrowings from the public	104,424	280	-	0	104,704	-	104,704
Liabilities to policyholders	-	22,191	-	1,289	23,480	-2	23,478
Debt securities in issue	59,296	1,646	-	-1,363	59,579	134	59,713
Derivatives	26,677	-	-	-2	26,675	448	27,123
Subordinated liabilities	5,818	-	-	-	5,818	-	5,818
Other liabilities and minority interests	37,122	-23,640	0	3,518	17,000	308	17,308
Core equity	12,549	149	-29	-6	12,663	-61	12,602
Total liabilities and equity	276,039	626	-29	3,439	280,075	830	280,905

Exchange rates

	Jan-Dec 2005	Jan-Dec 2004
EUR 1 = SEK		
Income statement (average)	9.2874	9.1276
Balance sheet (at end of period)	9.3884	9.0153
EUR 1 = DKK		
Income statement (average)	7.4518	7.4385
Balance sheet (at end of period)	7.4599	7.4390
EUR 1 = NOK		
Income statement (average)	8.0106	8.3725
Balance sheet (at end of period)	7.9801	8.2484
EUR 1 = PLN		
Income statement (average)	4.0248	4.5297
Balance sheet (at end of period)	3.8524	4.0746

Note 2 Net gains/losses on items at fair value, EURm	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Shares/participations and other share-related instruments	21	17	146	79
Interest-bearing securities and other interest-related instruments	30	8	63	172
Other financial instruments	40	16	29	17
Foreign exchange gains/losses	-6	123	259	222
Premium income, life insurance	633	726	2,412	2,309
Investments, life insurance	525	692	2,616	1,542
Change in technical provisions, life insurance	-614	-705	-2,644	-1,887
Claims paid, life insurance	-355	-417	-1,720	-1,644
Change in collective bonus potentials, life insurance	-127	-281	-546	-275
Total	**147**	**179**	**615**	**535**

Note 3 Loan losses, EURm	Q4 2005	Q4 2004	Jan-Dec 2005	Jan-Dec 2004
Loan losses divided by category				
Write-downs and provisions for loans and receivables to the public	-131	-206	-570	-590
Reversals and recoveries for loans and receivables to the public	138	216	707	563
Total	**7**	**10**	**137**	**-27**
Specifications				
Specific provisions for individually assessed loans				
Realised loan losses during the period	-38	-125	-240	-369
Reversed amount of previous provisions made for realised losses during the period	8	122	178	293
This period's provisions for probable loan losses	-87	-171	-345	-433
Recoveries of previous periods' realised loan losses	-20	21	152	74
Reversals of provisions for probable loan loss no longer required	168	63	431	296
This period's costs for individually assessed loans, net	31	-90	176	-139
Provisions for groups of significant loans				
Allocation to reserve	-4	-25	-87	-51
Withdrawal from reserve	-15	116	90	116
This period's change of provisions for groups of significant loans	-19	91	3	65
Provisions for groups of non-significant loans				
Realised loan losses during the period	-2	-4	-10	-14
Recoveries of previous periods' realised loan losses	3	12	17	42
Allocation to reserve	0	0	-26	0
Withdrawal from reserve	1	1	2	9
This period's net costs of provisions for groups of non-significant loans	2	9	-17	37
Transfer risks				
Allocation to reserve for transfer risks	-6	-3	-39	-16
Withdrawal from reserve for transfer risks	1	3	14	25
This period's change of provisions for transfer risks	-5	0	-25	9
Contingent liabilities				
Net cost for redemption of guarantees and other contingent liabilities	-2	0	-1	1
This period's net cost for redemption of guarantees and other contingent liabilities	-2	0	-1	1
Change in value of assets taken over for protection of claims	0	0	1	0
Loan losses	**7**	**10**	**137**	**-27**

Note 4 Loan portfolio and its impairment

EURm	31 Dec 2005	31 Dec 2004
Loans and receivables to credit institutions	31,578	24,774
Loans and receivables to the public	188,460	161,060
Total	**220,038**	**185,834**

Loan portfolio by categories of borrowers

31 Dec 2005, EURm	Credit institutions	Corporates	Households	Public sector	Total
Loans before reserves	**31,578**	**101,133**	**84,909**	**3,899**	**221,519**
- of which impaired loans	-	1,365	446	9	1,820
- of which non-performing loans, which are not impaired and where interest is accrued	-	29	14	-	43
- of which non-performing loans, which are impaired	-	459	252	9	720
- of which performing loans, which are impaired	-	906	194	0	1,100
Reserves	-	**-1,185**	**-295**	**-1**	**-1,481**
- of which reserves for impaired loans	-	-1,185	-295	-1	-1,481
- of which reserves for non-performing loans, which are impaired	-	-279	-101	-1	-381
- of which reserves for performing loans, which are impaired	-	-906	-194	0	-1,100
Loans at book value	**31,578**	**99,948**	**84,614**	**3,898**	**220,038**
- of which impaired loans	-	180	151	8	339
- of which non-performing loans, which are not impaired and where interest is accrued	-	29	14	-	43
- of which non-performing loans, which are impaired	-	180	151	8	339
- of which performing loans, which are impaired	-	0	0	0	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-861	-202	-1	-1,064
Reserves for groups of significant loans	-	-324	-	-	-324
Reserves for groups of non-significant loans	-	-	-93	-	-93
Total reserves	-	**-1,185**	**-295**	**-1**	**-1,481**

31 Dec 2004, EURm	Credit institutions	Corporates	Households	Public sector	Total
Loans before reserves	**24,774**	**85,372**	**73,769**	**3,691**	**187,606**
- of which impaired loans	-	1,804	509	2	2,315
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	781	309	0	1,090
- of which performing loans, which are impaired	-	1,023	200	2	1,225
Reserves	-	**-1,427**	**-344**	**-1**	**-1,772**
- of which reserves for impaired loans	-	-1,427	-344	-1	-1,772
- of which reserves for non-performing loans, which are impaired	-	-404	-144	1	-547
- of which reserves for performing loans, which are impaired	-	-1,023	-200	-2	-1,225
Loans at book value	**24,774**	**83,945**	**73,425**	**3,690**	**185,834**
- of which impaired loans	-	377	165	1	543
- of which non-performing loans, which are not impaired and where interest is accrued	-	40	13	-	53
- of which non-performing loans, which are impaired	-	377	165	1	543
- of which performing loans, which are impaired	-	0	0	0	0
Specification of reserves					
Specific reserves for individually assessed loans	-	-1,035	-272	-1	-1,308
Reserves for groups of significant loans	-	-392	-	-	-392
Reserves for groups of non-significant loans	-	-	-72	-	-72
Total reserves	-	**-1,427**	**-344**	**-1**	**-1,772**

Note 4, *continued*

	31 Dec 2005	31 Dec 2004
Reserves/impaired loans, gross, %	81	77
Impaired loans, gross/loans and receivables to the public, gross, %	1.0	1.4

Assets taken over for protection of claims, EURm	31 Dec 2005	31 Dec 2004
Current assets		
Land and buildings	1	1
Shares and other participations	3	3
Other assets	2	0
Total	6	4

Note 5 Classification of financial instruments, EURm

31 Dec 2005 ***Financial assets***	Loans and receivables	Held to *maturity*	Held for *trading*	Assets at *fair value*	Derivatives used for *hedging*	Available *for sale*	Total
Cash and balances with central banks	2,526						2,526
Treasury bills and other eligible bills			7,280				7,280
Loans and receivables to credit institutions	20,722		10,856				31,578
Loans and receivables to the public	154,648		8,336	25,476			188,460
Interest-bearing securities		1,183	20,611	14,280		47	36,121
Derivatives			28,119		757		28,876
Fair value changes of the hedged items in portfolio hedge of interest rate risk	282						282
Shares			2,946	9,946		9	12,901
Prepaid expenses and accrued income	951						951
Other assets	9,763						9,763
Total	188,892	1,183	78,148	49,702	757	56	318,738

31 Dec 2005 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	8,976			20,814	29,790
Deposits and borrowings from the public	2,960			112,590	115,550
Liabilities to policyholders, *investment contracts*	1,584				1,584
Debt securities in issue	1,610	23,653		57,346	82,609
Derivatives	27,922		680		28,602
Fair value changes of the hedged items in portfolio hedge of interest rate risk				58	58
Other liabilities	5,526			12,039	17,565
Accrued expenses and prepaid income				1,347	1,347
Subordinated liabilities				7,822	7,822
Total	48,578	23,653	680	212,016	284,927

Note 6 Derivatives, EURm

31 Dec 2005	Assets Fair value	Liabilities Fair value	Total Nom value
Derivatives held for trading			
Interest rate derivatives	21,250	21,085	1,531,486
Equity derivatives	689	741	11,250
Foreign exchange derivatives	5,203	5,164	468,583
Other derivatives	977	932	53,846
Total	**28,119**	**27,922**	**2,065,165**
Derivatives used for hedging			
Interest rate derivatives	553	366	68,740
Equity derivatives	80	81	1,852
Foreign exchange derivatives	124	233	17,520
Total	**757**	**680**	**88,112**
Derivatives, total			
Interest rate derivatives	21,803	21,451	1,600,226
Equity derivatives	769	822	13,102
Foreign exchange derivatives	5,327	5,397	486,103
Other derivatives	977	932	53,846
Total	**28,876**	**28,602**	**2,153,277**

Note 7 Capital adequacy	31 Dec 2005	31 Dec 2004
Tier 1 capital, EURm	11,438	10,596
Capital base, EURm	15,485	13,743
Risk-weighted assets, EURbn	169	145
Tier 1 capital ratio, %	6.8	7.3
Total capital ratio, %	9.2	9.5

- A conference call with management will be arranged on 22 February 2006 at 18.00, CET. (Please dial +44 (0) 207 769 6432, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com. A slide presentation is available on www.nordea.com.

For further information:

Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar 2006

16-17 March – presentation of Market Consistent Embedded Value in Nordea's Life operations in London and Stockholm respectively
5 April – Annual General Meeting
3 May - interim report for the first quarter
19 July - interim report for the second quarter
25 October - interim report for the third quarter

The Nordea Bank AB Annual Report is expected to be published on the Internet in week 10 at www.nordea.com. The Annual Report will be available in print in week 12.

Wednesday 22 February 2006

Lars G Nordström
President and Group CEO

This report is published in four additional language versions: Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
Hamngatan 10
SE-105 71 Stockholm

Tel. +46 8 614 7800

Corporate registration No. 516406-0120

www.nordea.com